                                                               December 12, 2006

Ms. Angela Crane
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
USA

Re:  IMAX Corporation

     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 (THE "FORM 10-K"), AND FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2006 (THE "FORM 10-Q") FILE NO. 000-24216

Dear Ms. Crane:

IMAX Corporation ("IMAX" or the "Company") refers to the comment letter dated September 20, 2006 from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-captioned filings by the Company.

IMAX acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. IMAX also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IMAX is pleased to provide the following responses to the Staff's comments. For ease of reference, the Company has set forth a verbatim reproduction of the Staff's comments, followed by its response. IMAX will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 31
SALES BACKLOG, PAGE 32

1. We note on page 32 that the company believes "that the contractual obligation for system installations...are valid and binding commitments." Please note that Item 303(a) of Regulation S-K requires you to disclose all significant obligations under non-cancelable long-term contracts. With a view towards compliance, please describe to us the material terms of your contractual obligation for system installation with your customers.

     IMAX acknowledges the requirements of Item 303(a) of Regulation S-K, including the tabular disclosure of contractual obligations. This table, which can be found on page 53 of the Management's Disclosure and Analysis ("MD&A") section of the Form 10-K, sets out, as required under Item 303(a)(5), the amounts of payments due under specified categories of contractual obligations for specified time periods.

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     The "contractual obligations for system installations" described on page 32 of the MD&A section of the Form 10-K are contracts with customers who have agreed to lease or purchase IMAX theater systems. The Company includes these contracts in its sales backlog number because it believes they are valid and binding commitments by those customers to lease or purchase its products and services. These contracts do not constitute payment obligations of the Company that fall into any of the specified categories required under Item 303(a)(5).

     The material contractual terms of the Company's system lease and sale agreements with its customers are described below. This description of the arrangements was also included on page 6 of the Business section of the 2005 Form 10-K.

     THEATER SYSTEM LEASE AND SALE AGREEMENTS. The Company's system leases generally have 10- to 20-year initial terms and are typically renewable by the customer for one or more additional 5- or 10-year terms. As part of the lease agreement, the Company advises the customer on theater design and custom assemblies, supervises the installation of the theater system, provides training in using the equipment to theater personnel and, for a separate fee, provides ongoing maintenance to the system. Prospective theater owners are responsible for providing the theater location, the design and construction of the theater building, the installation of the system and any other necessary improvements, as well as the marketing and programming at the theater. Under the terms of the typical lease agreement, the title to all systems components (including the screen, the projector and the sound system components) remains with the Company. The Company has the right to remove the equipment for non-payment or other defaults by the customer. The contracts are generally not cancelable by the customer unless the Company fails to perform its obligations. In certain circumstances, the Company enters into sale agreements with its customers. In these instances, the title to the systems components remains with the customer; however, the Company retains the first right to purchase the system back at the end of the trademark license term. Recently, the Company has entered into joint profit-sharing arrangements, where the Company receives a large portion of a theater's box office revenue in exchange for contributing the systems components to the venue. The Company's contracts are generally denominated in US dollars, except in Canada, Japan and parts of Europe, where contracts are denominated in the local currency.

     The typical systems component lease agreement provides for three major sources of revenue and cash flows for the Company: initial rental fees, ongoing minimum and additional rental payments, and ongoing maintenance fees. Ongoing minimum and additional rental payments and maintenance fees are generally received over the life of the contract and are usually adjusted annually based on changes in the local consumer price index. The terms of each lease agreement vary according to the system technology provided, the geographic location of the customer and the number of systems contracted for on the specific transaction.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 54
CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 58

2. We note that you currently disclose revenues from the sale of IMAX systems, films, theater operations and other. We also note that you appear to have revenues from sales of products and services that exceed 10 percent of total revenues. Please tell us how your current presentation complies with the guidance in Rules 5-03(b)(l) and (2) of Regulation S-X which would require you to present these amounts, along with the related cost of sales and costs of services, separately on the face of this statement.


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     The Company understands that Rules 5-03(b)(1) and (2) of Regulation S-X state that both revenues and costs related to (a) net sales of tangible products, (b) income from rentals, (c) revenues from services, and (d) other revenues should be stated separately on the face of the income statement.

     The Company's current presentation of revenues in its income statements reflects the revenues on an operating segment basis, which the Company believes is useful information to portray the source of its revenues. We also disclose in note 22, information about product and service revenues and costs of revenues and in note 4, information about components of revenue from leases including income from rentals. The Company believes both these sets of disclosures meet the requirements of SFAS No. 131 to disclose revenues of operating segments and about products and services. The Company believes the combination of these disclosures provides the relevant information to meet the objectives of the disclosures required by Rules 5-03(b)(1) and (2). However, for the Company's 2006 annual financial statements and future filings, the Company will revise its presentation to present this information on the face of the income statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 59

3. Please explain how your classification of "investment in film assets" as operating activities complies with the guidance provided in paragraphs 15 through 24 of SFAS 95.

     As indicated below, Statement of Position 00-2, Accounting by Producers and Distributors of Films ("SoP 00-2"), issued by the American Institute of Certified Public Accountants, paragraph 55, provides guidance on the classification of cash flows related to investment in film assets and indicates that such activity should be presented as an operating activity.

          .55 An entity should report cash outflows for film costs, participation costs, exploitation costs, and manufacturing costs as operating activities in the statement of cash flows, and it should include the amortization of film costs in the reconciliation of net income to net cash flows from operating activities.

     Statement of Financial Accounting Standard No. 139, paragraph 3, endorses SoP 00-2 as the applicable guidance for a producer or distributor of films. Accordingly, the Company believes the presentation on investment in film assets as an operating activity is appropriate.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 61
(J) GOODWILL, PAGE 62

4. We see that goodwill is approximately 16% of your total assets at December 31, 2005. Please tell us the specific facts, assumptions and estimates that you considered in your goodwill impairment analysis supporting your conclusion that no impairment of goodwill existed at December 31, 2005. For reference see paragraphs 19 through 22 of SFAS 142.

     The Company completes its annual test for goodwill impairment in December. If events occur or circumstances change between the annual impairment tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would also test goodwill for impairment.

     As discussed in detail in the response to comment #5, as at December 31, 2005, the Company has six reporting units. All of the Company's goodwill has been assigned to the IMAX Systems reporting unit. The Company's goodwill as of December 31, 2005 arose from two business combinations: (i) the 1994


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

     acquisition of IMAX Corporation, and (ii) the 1999 acquisition of the remaining 49% of Sonics Associates Inc., a manufacturer of sound systems.

     The majority of the goodwill that remains on the books as of December 31, 2005 arose from the acquisition of IMAX Corporation in 1994. Consistent with the guidance in SFAS No. 142, paragraph 49 and EITF D-100, no adjustment was made to the goodwill balance related to this acquisition. The remainder of the goodwill arose on the acquisition of the remaining interests in Sonics Associates Inc.

     The Company's application of the first step of the goodwill impairment test for the 2005 fiscal year reflected the results outlined in the attached Exhibit A.

     As the test indicated that the fair value of the reporting unit exceeded its carrying value, no further analysis was required.

     DETERMINING THE FAIR VALUE OF REPORTING UNITS

     In determining the fair value of its reporting units, the Company relies upon the guidance of SFAS 142, paragraph 24, which suggests that "...a present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit)," and FASB Statement of Financial Accounting Concepts 7: Using Cash Flow Information and Present Value in Accounting Measurements.

     The Company's cash flows, for purposes of calculating the fair value of the reporting units, are based on the Company's detailed one-year budget and a more general forecast for the second year. The preparation of the one-year budget involves operations personnel responsible for revenue generation and related costs, as well as functional department heads for departmental expenses. The budget process is managed by the Vice-President; Finance and Planning. The budgets are approved by departmental managers, the Chief Financial Officer, the Co-Chief Executive Officers and the Board of Directors. The budget is developed to capture all anticipated cash inflows and outflows from the Company's operations and is based on the Company's signed backlog arrangements and estimated new signings that will be installed in the period and other business factors. For the forecast for the second year, the majority of revenues are forecasted on the same basis as the budgeting process. Certain costs such as SG&A are extrapolated based on the one-year budget. The forecast is reviewed and approved by the Chief Financial Officer.

     For purposes of the impairment test, the Company determines the earnings before interest, taxes, depreciation and amortization ("EBITDA") for each reporting unit. The EBITDA calculation includes budgeted revenues, costs of sales and research and development expenses. Selling, general and administrative expenses are allocated to each reporting unit based on the gross margin of each reporting unit compared to the aggregate gross margin of all reporting units combined for each respective year. The EBIDTA for each reporting unit is adjusted for expected capital expenditures and net changes in working capital to determine the expected cash flow related to the reporting unit. For cash flows beyond the two-year period, the Company uses the cash flows for the second year for purposes of determining a terminal value.

     The Company uses a discount rate of 15% to discount the cash flows determined as noted above. The Company determined this rate by reference to discount rates used by third-party market analysts to prepare valuations of the Company for their analysts' reports. For determining the terminal value, the Company uses a rate of 12%, which effectively adjusts the discount rate by 3% for the growth rate. This terminal rate was determined by reference to third party market analysts' reports.


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

     By discounting the cash flows, the Company determined the net present value of the estimated future cash flows before any allocation of debt and cash, which the Company refers to as the Enterprise Value.

     The Enterprise Value for each reporting unit was adjusted to allocate a portion of the Company's debt and cash. The Company allocated the book value of its debt to each reporting unit based on each reporting unit's Enterprise Value to the aggregate Enterprise Value of all the of the reporting units. While the Company's debt had a fair value of $166 million as at December 31, 2005, the Company only allocated $160 million. The Company has determined that the fair value should have been allocated; however, the incremental fair value that would be allocated to each reporting unit would not have affected the outcome of the impairment testing. Cash held by subsidiaries involved in the film or theater operations was allocated to the respective film or theater operations reporting units with the residual cash all allocated to IMAX Systems. In reviewing the calculation, the Company noted that short-term investments were not allocated to any of the reporting units; however, this oversight does not have any impact on the outcome of the impairment testing.

     DETERMINING THE CARRYING VALUE OF THE REPORTING UNITS

     For purposes of determining the carrying value of the reporting units, the Company originally determined their carrying value as of January 1, 2002. For periods subsequent to that date, the Company derived the year-end carrying value of the reporting units by adjusting the January 1, 2002 carrying value for earnings or losses of the reporting units and an allocation of corporate overhead, interest income, interest expense, gain on retirement of notes, recovery of long-term investments, recovery of income taxes, net earnings from discontinued operations, cumulative effect of changes in accounting principles, capital stock changes, other equity changes and changes in accumulated other comprehensive income. All of the items noted in the preceding sentence except for corporate overhead, were allocated based on the respective reporting unit's Enterprise Value to the aggregate Enterprise Value of all of the reporting units. Corporate overhead was allocated based on the gross margin of each respective reporting unit to the aggregate gross margin of all of the reporting units. The Company acknowledges that these calculations of carrying values of the reporting units only approximate the carrying value of assets and liabilities that would be assigned to each reporting unit; however, based on the fact that the Company's overall market value as at December 31, 2005 was $283.9 million compared to a shareholders' deficit of $23 million and the significant excess of the fair values of each reporting unit over the allocated carrying value, the Company believes that a more precise assignment of assets and liabilities to reporting units would not result in a different outcome to step one of the impairment testing.

     SENSITIVITY ANALYSIS

     The Company also performs a sensitivity analysis by adjusting the discount rates to ensure that the fair values are well within an acceptable range.

5. Explain how your conclusions regarding reporting units are consistent with the guidance in paragraphs 30 and 31 of SFAS 142. Please note that a reporting unit may be a level below an operating segment. In supporting your conclusions, explain the concept of reporting units and identify those of the company.

     In the response to comment #4, the Company has indicated that it has six reporting units. As the Company has allocated goodwill as at January 1, 2002 to the IMAX Systems reporting unit only, the analysis related to determining the other five remaining reporting units has been provided to indicate the general nature of those reporting units. The Company's main focus in applying its impairment testing for goodwill is to ensure that the cash flows attributed to the IMAX Systems reporting unit is reasonable and supportable and does not include cash flows attributable to other reporting units.

     In accordance with SFAS 142, a reporting unit is either (a) an operating segment as defined under SFAS 131, paragraph 10; or (b) one level below an operating segment, which is referred to as a component.

     In note 22 of the Company's consolidated financial statements, the Company sets out its operating segments.

     The Company has identified its two Co-Chief Executive Officers as being the Chief Operating Decision Makers (the "CODM").

     The Company's CODM is provided a monthly reporting package which provides information at different levels. Level 1 information is by group, Level 2 is by line of business and Level 3 is by project. The following table outlines the Levels:

LEVEL 1              LEVEL 2                                         LEVEL 3
-------              -------                                         -------
Systems              Sales Type Lease                                Customer project
                     Maintenance                                     n/a
                     Finance Income                                  n/a
                     Operating Lease                                 n/a
                     Sounds Systems                                  n/a
                     Additional Rent                                 n/a

Film                 Film production                                 Project
                     Film distribution                               Major film
                     DMR                                             Project
                     Film post-production                            Type of service

Theatre Operations   Vancouver IMAX Theatre                          n/a
                     Nyack IMAX Theatre                              n/a
                     Sacramento IMAX Theatre                         n/a
                     Chicago IMAX Navy Pier Theatre                  n/a
                     Minnesota Zoo Imax Theatre                      n/a
                     Tempe IMAX Theatre                              n/a
                     Providence IMAX Theatre                         n/a
                     Joint ventures IMAX Theatres                    n/a
                     Management fees for third party Imax Theatres   n/a

Other                Camera Rentals                                  n/a
                     Other                                           Inventory type

     As the CODM receives multiple sets of information, the Company has referred to paragraphs 13 and 14 of SFAS 131 to determine its operating segments.

     Within the Systems Group, the revenues and results reported for all of the lines except maintenance are derived from the sale or lease of the systems components. The maintenance and extended warranty services are, however, related to the sale or lease of the systems components as it is provided solely on the system components sold or leased by IMAX. The Executive Vice President; Theater Development is responsible for sales activities related to the System Group while the Executive Vice President; Technology is responsible for the cost centers related to research and development, manufacturing and maintenance. The Company considers the CODM to be the segment manager for this group. The individual line items for sales and lease inflows and related costs are not the primary basis of allocating resources or measuring performance; rather the overall revenues and costs are considered in those assessments by the CODM. While maintenance is a different type of activity, the maintenance and extended warranty services does depend in part on the knowledge base and other development


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

     completed in the research and development and manufacturing processes. For these reasons, the Company determined that the Level 2 information for the Systems Group did not represent operating segment data.

     Within the Films Group, there are two managers that have responsibilities for managing the business activities. The Chairman and President; Filmed Entertainment is responsible for Film Production, Film Distribution and DMR (digital remastering services) while the President; DKP 70MM Inc., is responsible for Film Post-production. While there were two managers reporting to the CODM, the activities related to Film Production, DMR and Film Post-Production are all similar in nature as they involve different elements of preparing the film content prior to delivery to the distributors. On this basis, the Company considered the Level 2 information to be supplementary information. Accordingly, the Company determined that the Films Group was the appropriate level for purposes of operating segment disclosures.

     Within the Theater Operations Group, the Company manages its own IMAX theaters (seven theaters) and IMAX theaters owned by other third parties (two theaters). The Group also participates in the results of two theaters referred to as joint venture theaters. In this latter case, the Company has contributed the equipment components to the theater and participates in the profits and losses from those theaters. These operations are the responsibility of the Executive Vice President; Theater Operations. Also, all of these operations involve the theaters that use the IMAX system components and exhibit films to theatergoers. The Company considered the Level 2 information to be supplementary. Accordingly, the Company determined the Theater Operations Group was the appropriate level for purposes of operating segment disclosures.

     Within the Other Group, the Company includes its camera rental activities whereby the Company rents 3-D and 2-D cameras and related accessories to studios and other filmmakers for the purpose of filming in the 15/70 format. Also included in this group is the aftermarket sale of accessories and other parts such as reels, platters, lenses, screens and 3-D viewing glasses. The Company considers this to be an inventory type function and considers the Level 2 information to be similar to product line information. Accordingly, the Company determined that the Other Group was the appropriate level for purposes of operating segment disclosures.

     Based on the operating segments, the Company considered which of the Level 2 information represented components. As required by paragraph 30 of SFAS 142, the Company aggregated two or more components into a single reporting unit if the components had similar economic characteristics, and as indicated in footnote 20 to SFAS 142, the Company considered paragraph 12 of SFAS 131 as well as the guidance in EITF D-101.

     As a result of considering the factors set out in SFAS 131 and EITF D-101, the Company aggregated certain components of the operating segments into a single reporting unit as follows and for the following reasons:

     IMAX SYSTEMS

     As noted above, all of the line items under the Systems Group relate to the delivery and supervision of installation of systems component parts either manufactured directly by IMAX or others to customers under sales, sales-type lease or operating lease arrangements. The products delivered are similar in nature in that they involve equipment components to exhibit filmed content in theaters. The various line items merely reflect the form of the transaction (e.g., sale versus lease). The manufacturing processes and the sales processes are the same and are conducted by the same Company personnel.


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

     While the margins earned by maintenance are lower than those on systems components and the service is different than the manufacture of the equipment, the two activities are economically interdependent-- the class of customers is the same; the arrangement for maintenance and extended warranty services are negotiated by the same sales and business affairs staff and are typically included within the sales or lease arrangements; and the maintenance services group cost centre operates under the responsibility of the Executive Vice President, Technology and shares the resources of the Technology department.

     Based on the above factors, the Company considered it appropriate to aggregate the maintenance and other lines within the Systems Group as a single reporting unit.

     FILM PRODUCTION AND DIGITAL REMASTERING

     The Company believes film production and digital remastering services, which the Company refers to as "DMR" are similar because both of the processes involve the preparation of film content prior to distribution. These services are generally provided to studios or production houses. The processes involved use IMAX supported technology to produce filmed content and are similar. Both activities have the ultimate intention of displaying final film content within the IMAX network of theaters, but the film copyright is often owned by a third party.

     FILM DISTRIBUTION

     Due to the fact that this component involves the licensing of films in the Company's library to IMAX theaters, this component is considered to be a separate reporting unit.

     FILM POST-PRODUCTION SERVICES

     This component is managed by a manager that is separate from the above two reporting units and is considered to be a separate reporting unit on that basis.

     OWNED AND OPERATED THEATERS, JOINT VENTURE THEATERS AND MANAGEMENT FEES FOR OTHER THEATERS

     The Company believes its seven owned and operated IMAX theaters can be aggregated, as the manner in which the theaters operate their business and the nature of those operations are the same. As well, the component businesses share significant corporate resources involving the procurement of films and concessions. The nature of the operations of the Company's joint venture theaters, and the nature of the theaters for which the Company receives management fees are also similar.

     CAMERA AND OTHER REVENUES

     These components do not fall into any other reporting units, and the Company has aggregated these components into "Other Revenues".

(N) REVENUE RECOGNITION, PAGE 64

6. We note that your revenue recognition policy does not currently address each of the sources from which you earn revenue. With a view towards clearer disclosure for investors, please provide us with a clear discussion of each material source of revenue, including a brief description of the good, service or activity from which you generate such income, and a clear description of your policy for recognizing revenues from that source. Please include a clear discussion of the activities that would indicate that the revenue recognition criteria outlined in SAB 104 has been met.

     Address all rights granted to your customers as part of your sales contracts, including the right of return, customer acceptance, etc. and explain how those terms impact the timing of revenue from each source.

     NOTE:

     The Company has provided a detailed analysis of its revenue arrangements in response to your comments #7 to #14. When your comments have been general in nature, such as this comment, the Company has provided information based on the standard or more common aspects of its revenue arrangements. However, there may be circumstances when Company arrangements include distinctive provisions that are not standard. The Company's response to this comment has not covered any non-standard provisions.

     The Company has identified and discussed below sources of revenue that individually exceeded 5% of total revenues in 2005. Where a more complete discussion of the Company's revenue recognition policies specific to an individual source of revenue is included elsewhere in the letter, references to that response have been included without duplication hereunder. The Company's comments are provided on the segments of A) IMAX Systems, B) Films and C) Theater Operations. Revenues from camera rentals and other revenues included in the Other segment have not been described below as revenues for each individually are below the 5% threshold discussed above.

     A. IMAX SYSTEMS REVENUE:

     "IMAX systems" revenue as presented in the Company's 2005 Consolidated Statement of Operations includes revenue from the following sources and elements:

          1. Sales and leases of projection systems, sound systems, screen systems and glasses cleaning systems, and

          2.   Provision of maintenance and extended warranty services.

     Other revenues related to "IMAX systems" consist of training services and sale of 3-D viewing glasses which are individually less than 5% of total revenues and as such have not been discussed further here.

     The above elements are often combined in a single arrangement. The Company has provided detailed comments on its accounting for multiple elements in the response to comment #7.

     1.   SALES AND LEASES OF SYSTEMS COMPONENTS:

          The Company's sales and lease arrangements typically involve the delivery of four systems components including the projection system, the sound system, the screen system and the glasses cleaning system. These are all tangible products. In conjunction with the sale or lease of this equipment, the Company provides advice on theater design and project management, supervision of installation of the equipment and on-site testing of the equipment. A further description of this revenue source is included in Item 1 of the Company's Form 10-K under the caption "IMAX Systems." In the response to comment #7, the Company has outlined that these services are not considered separate deliverables from the Company's perspective. For more detail on the specifics of the systems components and the services, please see Schedule A of the Sample Contract attached as Exhibit B. Items 1 to 4 and 6 to 8 provide greater detail about these component systems.

          For example, in a typical MPX sale or lease arrangement (based on all MPX arrangements installed through to December 31, 2005), the Company receives significant initial payments or initial rent which generally are paid in installments commencing on the date the contract is entered into and up to theater opening date. These initial payments or "initial rent" average 67% of the total fixed contract value on an undiscounted basis. The Company often obtains letters of credit from customers for some of the initial rent that provides for payment upon the presentation of a standard commercial invoice and/or other documents by the Company. The Company also typically receives ongoing amounts over the term of the arrangement known as "additional rent" or "additional payment". These amounts can include a fixed annual amount along with an incremental amount if the customer's sales exceed specified amounts. The fixed amount of the additional rent averages 33% of the fixed contract value on an undiscounted basis of a typical MPX arrangement. The incremental amounts, which are contingent fees, have represented approximately 5% of the overall "IMAX Systems" revenue in the last three fiscal years (2003 to 2005).

          Since the arrangements include multiple deliverables, the Company considers multiple elements accounting to apply as further discussed in the response to comment #7.

          The Company's accounting for sales arrangements are in accordance with the guidance in EITF 00-21 and SAB 104, as explained in the Company's response to your comments #7, #10 and #14.

          The Company's accounting for sales-type lease arrangements are in accordance with the guidance in EITF 00-21, SFAS 13 and SAB 104 as explained in the Company's responses to your comments #7 and #9 to #12.

          For arrangements that are classified as operating leases, initial rent and the fixed amount of additional rent are recognized as revenue on a straight-line basis over the lease term. Additional rent in excess of minimum fixed annual amounts are recognized as revenue when the Company determines the aggregate box office income exceeds the fixed annual amount, provided that collection is reasonably assured. The Company's accounting for operating lease arrangements is consistent with SFAS 13, paragraph 19.

          The Company earns finance income on its sales and sales-type lease arrangements. The accounting for finance income for sales type leases is covered in the Company's response to your comment #9. For sales arrangements, the accounting for finance income is covered in the response to comment #14.

          In certain cases, sales and lease arrangements may be amended or terminated. The accounting effect of changes to arrangements and/or amounts received as a result of amendments or terminations are more fully discussed in the responses to comments #11 and #12. The Company refers you to those particular responses.

2.   MAINTENANCE AND EXTENDED WARRANTY SERVICES:

          The Company typically includes in its arrangements with customers a one-year free maintenance period on the systems components from the date of installation. The fair value of this element of the arrangement is deferred and is amortized on a straight-line basis over a period of time. While the contract refers to a one year period, the period of the free maintenance ends one year from the Date of Acceptance as explained further in the responses to comments #7 and #15. Accordingly, the period may be longer than one year as the Company's maintenance obligation commences once supervision of installation of the individual systems components is complete. However, for convenience, the Company typically begins recognition of this element upon opening of the theater. Maintenance revenues are recognized on a straight-line basis over the maintenance period indicated in the arrangements. A further discussion of this revenue source is in the responses to comments #7 and #15.

          For separately priced/extended warranty arrangements, the Company follows the guidance of FTB 90-1. The terms and conditions for these arrangements are covered in its contracts with the customer. A customer can select either a full service program or a shared service partnership program. The contract sets out the annual maintenance fee and index for adjusting the annual amount in the contract.

     B. FILMS REVENUES:

     "Films" revenue, as presented in the Company's 2005 Consolidated Statement of Operations, includes revenue from the following sources:

     1.   Film Distribution revenue

     2.   DMR Film revenue

     For the periods presented, revenues from film post-production services and film production services are individually less than 5% and have not been discussed further.

     1.   FILM DISTRIBUTION REVENUE:

          Film distribution revenues arise from arrangements where the Company licenses to theaters or sub-distributors, films that are used in conjunction with the IMAX projection and sound system, or films that can be used in other media, for example, television or DVD distribution. A further description of this revenue stream is included in Item 1 of the Company's Form 10-K under the caption Film Production, Distribution and Post-Production. The Company distributes films that it has produced or co-produced or whose distribution rights it has acquired. Under separate license agreements with it customers, the Company either receives fixed fees, variable fees based on a percentage of the customer's the box office revenue or a combination of fixed and variable fees. Films that the Company distributes are typically shipped from its Santa Monica facility.

          Revenue from the licensing of films is recognized in accordance with the guidance in SoP 00-2, Accounting by Producers and Distributors of Films. Revenue is recognized when a contractual licensing arrangement exists, the film has been completed and delivered, the license period has begun, the fee is fixed or determinable and collection is reasonably assured. Where the license fees are based on a share of the customer's revenue, and all other revenue recognition criteria stated in the preceding sentence are met, the Company recognizes revenue based on reports received from the customer as the customer exhibits the film, provided collection is reasonably assured.

     2.   DMR FILM REVENUE:

          DMR service involves optimizing and enhancing digitally 35mm films to convert them into 15/70 format to be exhibited using IMAX projection and sound systems. A further description of this revenue source can be found under Item 1 of the Company's Form 10-K under the subcaption Digital Remastering (IMAX DMR). The Company enters into an arrangement with a film studio to remaster the studio's film and deliver a master film negative in 15/70 format to the studio for distribution by the film studio or the film studio's appointed distributors. In certain circumstances, the Company also distributes the DMR film. In this latter case, the film distribution revenue and the related costs of the DMR remastering process is accounted for as described above under Film Distribution Revenue.

          For projects where the studio or the studio's appointed distributors distribute the film, the Company generally receives a variable fee based on the gross box office resulting from the film's distribution in 15/70 format. In certain cases, the Company may receive a fixed fee. The Company typically absorbs the costs of the DMR remastering process and will amortize the costs as variable fees are earned based on gross box office results using the individual film forecast method.

          When the Company receives a fixed processing fee, the fee is recognized when a contractual arrangement exists, the DMR process is complete and the master negative has been delivered to the studio, the fee is fixed and determinable, and collection is reasonable assured. When revenues are based on a percentage of gross box office, revenue is recognized when the amount of gross box office receipts is reported by the studio to the Company, provided that collection is reasonably assured.

     C. THEATER OPERATIONS REVENUE:

     "Theater Operations" includes revenues from the Company's owned and operating theaters; the Company's share of profits from two theaters where the Company provides the projection, sound, glass cleaning and screen systems in return for a share of the theaters' profits and losses; and management fees received to manage theaters owned by third parties. The latter two revenue streams are individually less than 5% and have not been discussed further. As at December 31, 2005, the Company owned and operated seven theaters for which the substantial majority of the revenues sources are in respect of cash transactions for theater admissions and sales of food and beverages through theater concessions.

     The revenue recognition policy for the Company's owned and operated theaters are explained in further detail in the response to your comment #8.

          CUSTOMER RIGHTS WITHIN AN ARRANGEMENT:

          Customers may have several rights under an IMAX systems arrangement, as set out in the Sample Contract attached to this letter as Exhibit
          B. The Company also licenses films to customers under separate agreements. These arrangements have not been discussed further with respect to customer rights.

          The rights in an IMAX systems arrangement may include:

               1.   Renewal rights

               2.   Maintenance and extended warranty services

               3. Improvements and modifications to the system components at the customer's expense

               4. All improvements to system components until the date of installation

               5.   Use of the IMAX name

               6. Indemnity on installation and maintenance services provided by the Company

               7. Termination of arrangement and payment of certain costs when IMAX is in default of its material obligations under the arrangement for a specified period of time.

          The Company provides the following comments on each of the rights indicated above:

          1.   RENEWAL RIGHTS

               Consistent with guidance in SFAS 13, paragraph 17(f), any renewals by the customer are treated as a new agreement. Accordingly, the renewal right does not affect the initial revenue recognition. For sales arrangements that contain a future payment on renewal, the Company does not include these amounts in its original assessment of revenue and only includes it upon the customer's renewal, when collectibility is also reasonably assured.

          2.   MAINTENANCE AND EXTENDED WARRANTY SERVICES

               Maintenance and extended warranty services generally include the first year of free regularly scheduled maintenance, attendance at the customer's annual preventative maintenance checks, emergency services, replacement parts, 24-hour help line and service history database. These rights are accounted for as separate revenue streams, as required under SFAS 13, EITF 00-21, SAB 104, and FTB 90-1. As described in the response to your comment #7, these services are accounted for as separate elements. Please also refer to the response to comment #15.

          3. IMPROVEMENTS AND MODIFICATIONS TO SYSTEMS COMPONENTS AT THE CUSTOMER'S EXPENSE

               If and when requested to perform these services, the Company would account for these as separate revenue transactions. This right does not affect the accounting for the initial elements in the arrangement. The customer is generally charged at existing fair market values for such services or improvements.

          4.   ALL IMPROVEMENT TO SYSTEMS COMPONENTS UNTIL THE DATE OF
               INSTALLATION

               This provision has resulted in the Company recognizing revenue when the installation of the systems components is substantially complete as opposed to when the systems components are physically delivered. See the responses to your comments #9 and #14.

          5.   USE OF THE IMAX NAME

               The Company does not consider this to be a right separate and apart from the right to use the Company's systems components. Further comments are provided in the Company's response to your comment #7.

          6. INDEMNITY ON INSTALLATION AND MAINTENANCE SERVICES PROVIDED BY THE COMPANY

               This is a standard clause indemnifying the customer from instances that may arise from the installation or maintenance of the system components. The Company does not believe this clause precludes revenue, as any actions resulting from this clause would be accounted for under SFAS 5. SFAS 5, paragraph 30 indicates that the mere exposure to these types of losses does not represent a present liability.

          7. TERMINATION OF ARRANGEMENT AND PAYMENT OF CERTAIN COSTS WHEN IMAX IS IN DEFAULT OF ITS MATERIAL OBLIGATIONS UNDER THE ARRANGEMENT FOR A SPECIFIED PERIOD OF TIME.

               The arrangements with customers are generally non-cancelable, unless the Company fails to perform its obligations. As to rights of return or refund in its arrangements, the Company has assessed these rights in the context of SAB 104 as follows:

               a. Under the agreements with customers (the "Agreement"), the customer could not receive a refund or reject the delivered systems components for the Company's ("IMAX") failure to complete an outstanding task.

                    (I) THERE IS TYPICALLY NO RIGHT TO ANY REMEDY UNDER THE AGREEMENT ABSENT A MATERIAL OR OTHER SPECIFIC DEFAULT.

               The Agreement provides for exclusive remedies available to the customer upon an IMAX default (see (b) below), but those remedies are only available if (i) "IMAX is in default of its MATERIAL OBLIGATIONS under this Agreement" and the customer notifies IMAX of such MATERIAL DEFAULT which goes uncured for 60 days, (ii) if IMAX fails to meet required shipping dates, or (iii) if the installation of the system is delayed solely due to the actions of IMAX. As detailed in the responses to comment #14, IMAX's remaining obligations after installation of the systems components are substantially complete or are not material. No remedies under the Agreement are available to the customer for IMAX's failure to complete the outstanding tasks where the remaining obligations are not material.

                    (II)CUSTOMER HAS THE RIGHT TO TERMINATE THE AGREEMENT AND SEEK A REFUND UPON A DEFAULT BY IMAX, BUT ONLY IF SUCH DEFAULT IS MATERIAL, ONLY IF CUSTOMER PROVIDES NOTICE TO IMAX OF A MATERIAL DEFAULT AND ONLY IF IMAX DOESN'T CURE.

               Other than where IMAX has not met a shipping date or delayed installation (in which case the customer is entitled to limited liquidated damages), the Agreement provides that there are two remedies available to the customer: (i) termination of the Agreement, upon which IMAX must remove the system and refund monies to the customer, or (ii) the customer can perform the unperformed material obligations and IMAX would reimburse the customer for its costs for doing so. Both of these remedies are expressly available only in the event of a breach of IMAX's material obligations. As noted above, however, where there is no default of IMAX's material obligations under the Agreement, or where the customer did not ever notify IMAX of a material default there are no rights to termination and refund.

               b. Even if the customer were to try and seek a remedy for an immaterial breach outside of the Agreement, it could not receive a refund or reject the delivered product for IMAX's failure to complete the outstanding tasks.

                    (I) THE AGREEMENT PRECLUDES A REMEDY FOR AN IMMATERIAL BREACH WHICH COURTS WILL LIKELY RESPECT.

                    As noted above, the Agreement precludes a remedy for the customer except in the event of a material default (and notice and non-cure), which is typically not the case. If the customer were to try and sue IMAX for an immaterial breach, courts would likely enforce the well-known contract principle of looking within the "four corners of the contract" to determine the parties' rights and uphold the Agreement's preclusion of a remedy for an immaterial breach.

          CUSTOMER ACCEPTANCE:

          As for customer acceptance provisions within the Company's arrangements, the agreements typically define the date of acceptance of the systems components (which is further defined in the schedules to the agreement and enumerates the various separate theater components under the arrangement) as follows:

               "DATE OF ACCEPTANCE" means the earlier of: (a) the date on which IMAX certifies to Client, and Client is in agreement (which agreement will not be unreasonably withheld or delayed) that the training of personnel, installation and run-in testing of the System is complete; (b) the date on which the Theater is opened to the public; and (c) [Specified Date];

          The Company has provided further comments about acceptance in the response to your comment #14.

     The Company is reviewing its disclosures in light of this comment.

7. We note that your theater system sales and lease transaction typically involve the delivery of several product and services and when these elements meet the criteria for treatment as separate units of accounting, you allocate revenue to each element based on its relative fair value. To assist us in understanding your revenue recognition for theater system sales and lease transactions and with a view towards revised clearer disclosure for investors, please address the following:

     - Confirm that you are now accounting for these arrangements pursuant to EITF 00-21, Revenue Arrangements with Multiple Deliverables and, as we do not see similar disclosure in your 2004 10-K, tell us the period in fiscal 2005 in which you changed your revenue recognition policy.

     - Provide us with your analysis supporting your conclusion that the arrangements contained multiple deliverables that should be accounted for pursuant to EITF 00-21. For instance, tell us how you considered the guidance in paragraph 9 in concluding that the delivered items of your theater systems have value to the customer on a standalone basis and that there is objective and reliable evidence of the fair value of undelivered items including the screen, the sound system, maintenance, etc.

     - Tell us whether you sell the identified deliverables separately and if not, explain how you established fair value under paragraph 12 of EITF 00-21.

     - Discuss how you considered the guidance in paragraph 4(a) of EITF 00-21 and EITF 01-8 in concluding that EITF 00-21 and not SFAS 13 is the authoritative literature you should follow in accounting for your sales-type leases which you believe contain multiple element arrangements.

     - Highlight for us all other authoritative guidance that supports your accounting for these transactions.

     -    We may have farther comment after reviewing your response.

     APPLICATION OF EITF 00-21 TO THE COMPANY

     The Company currently accounts for multiple elements in its revenue arrangements by reference to EITF 00-21, SAB 104 and SFAS 13, as applicable. EITF 00-21 was applicable to arrangements entered into in fiscal periods beginning after June 15, 2003. Accordingly, the Company applied EITF 00-21 for periods beginning July 1, 2003. Prior to that date, the Company applied the multiple element guidance in SAB 101.

     The change in the wording of the Company's accounting policies surrounding revenue recognition of components of theater systems arrangements has not resulted from a change to how the Company recognizes revenue compared to previous periods. Prior to 2005, the Company did not have any arrangements in which all the components were not installed or substantially completed in the same quarter. During 2005, the Company requested customers to proceed with installations prior to the quarter in which the theater was scheduled to open and in certain cases, components of the arrangements were installed prior to the end of the Company's reporting periods. As a result of these changes in circumstances, the Company enhanced its disclosure of the related accounting policies.

     The Company did not separately account for theater components in the first three quarters of 2005 but did separately account for the other elements in the arrangement (for instance, film license arrangements and first year free maintenance). During the fourth quarter of 2005, the Company performed a retrospective review of all installations in the first three quarters of 2005 and noted two occasions where the screen component was not substantially complete in the same quarter. The Company analyzed the effect of separately accounting for the screen system component in these two instances in each of the quarters it affected and concluded that the adjustment required would have been immaterial (an adjustment of less than 0.35% of total revenues for the two quarters affected) to the quarters affected.

     As described in the Company's accounting policies in the years prior to 2005, the guidance in EITF 00-21 effective for periods beginning after July 1, 2003 has been applied to those arrangements that included deliverables in addition to the equipment and maintenance components (see note 2(m) of the 2004 Form 10-K).

     MULTIPLE ELEMENTS IN AN IMAX ARRANGEMENT:

     A typical IMAX arrangement includes several components consisting of projection equipment, sound system, screen system, glasses cleaning system, design and project management services, supervision of installation, testing, training and maintenance services. An arrangement can also include other elements such as the sale of 3-D viewing glasses and film licensing arrangements or marketing credits.

     The Company's arrangements will include equipment that is either sold or leased to the customer.

     DETERMINATION OF DELIVERABLES:

     EITF 00-21, paragraph 1, indicates that multiple solutions may be offered to customers that "involve the delivery and performance of multiple products, services or rights to use assets, and performance may occur at different points of time or over different periods of time." Paragraph 4 indicates that the EITF applies to "all deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements (whether written, oral or implied, and hereinafter referred to as 'arrangements') in all industries under which a vendor will perform revenue-generating activities ..." This scope paragraph then refers to other higher level literature that may take precedence over the guidance in EITF 00-21.

     EITF 00-21 does not include an explicit definition of deliverables. Paragraph 4 of EITF 00-21 indicates that deliverables are products, services or rights to use assets. The Company understands that the identification of the deliverables requires substantial judgment.

     Accordingly, the Company determined that each equipment system, as set out in the schedule to the arrangements (i.e., the projection system, the sound system, the screen system and the glasses cleaning equipment), represents a separate deliverable to the customer. In addition, 3-D glasses, training services, maintenance services and extended warranty services, marketing credits and film licenses are considered to be separate deliverables.

     However, the Company does not consider certain support services related to theater design, project management services and supervision of installation to be deliverables. Theater design and project management relates to advising and consulting with the customer on the optimal cinematic and acoustical design and construction of the theater (i.e., to assist the customer with Company defined specifications for the theater that would accommodate the various hardware components: the final design and construction of the theater itself is a customer specific obligation). Supervision of installation involves the carrying out of a visual inspection of the equipment prior to installation to ensure all packing is properly removed and equipment is not damaged, and advising the customer-hired contractors or staff on appropriate installation procedures, and connection of services to the components delivered. The contracts generally require the Company to incorporate all necessary technical improvements developed by the Company to the date of installation. These items are not considered deliverables as they are assistance provided to the customer to ensure that the appropriate Company-defined specifications are followed and maintained for theater design, that the equipment meets all Company specifications before installation, and that the installation is carried out in an approved manner by the customer's hired contractors. The Company does not perform the actual installation of the equipment components.

     The Company considers the testing services to also be a related support service to the equipment components supplied and not a separate deliverable. This is because the equipment components are already thoroughly tested at its facility before delivery to ensure each component will meet the Company defined equipment specifications upon delivery and installation by the customer. Upon installation of the equipment by the customer's contractors, the Company will test each component by performing a functional start-up and test procedure to ensure proper operation as well as perform a review of the installation work itself and adjust any critical components where necessary. Upon completion of the theater interior space by the customer (as it is not an obligation of the Company), the Company will also calibrate the sound system for the finished theater environment. Functional testing is usually done at the time of equipment installation and calibration is completed when the theater interior is finished by the customer. The Company considers this testing to be inconsequential and perfunctory as the related costs of the testing are not material, time to perform is not lengthy, testing does not significantly alter the capability of the equipment as it is thoroughly tested in advance of shipment, the equipment is tested again as part of the supervision of installation, and the Company has a demonstrated history of completing these remaining tasks in a timely manner upon final completion of the theater interior by the customer.

     The contract for an arrangement includes certain clauses to protect the Company's rights to its software. The Company has also considered guidance under SOP 97-2 paragraph 2, footnote 2, and concluded that the software inherent in the projector and sound system is incidental to the product and therefore should not be separated and scoped into SOP 97-2. The Company believes that the software is not a key influence in the customer's decision to acquire the projector equipment and sound system. The software is embedded in the projector equipment and sound system and is not marketed separately. The marketing does not focus on the software features of the equipment.

     The contract for an arrangement also provides the customer with the right to use the Company's trademarks. The Company does not consider this to be a separate deliverable, as the trademark is inextricably linked with the equipment components and is to be used predominately in conjunction with the ultimate usage of the equipment components under the arrangements. The trademark has never been separately licensed apart from the equipment components on a stand alone basis.

     The contract for an arrangement can also provide the customer with film licensing rights to certain films the Company distributes as well as provide for the sale of 3-D viewing glasses. It is also possible for customers to purchase 3-D viewing glasses from vendors other than the Company under the arrangement. Where included in the arrangements, these are also viewed as separate deliverables.

     It is also possible that the contract for an arrangement can include certain marketing credits, whereby the Company agrees to provide direct consideration to the customer to encourage the customer to open the theater or to assist the customer with its marketing launch of the theater upon or near to its opening. The Company also provides this type of credit as an incentive for the customer to install the equipment at the earliest dates possible. The Company treats these incentives or marketing credits as a reduction of the overall consideration. This accounting is consistent with the requirements of EITF 01-9, Accounting for Consideration Given by a Vendor (Including a Reseller of the Vendor's Products).

     DETERMINING THE UNITS OF ACCOUNT FOR ARRANGEMENTS INVOLVING THE SALE OF
     EQUIPMENT:

     If the arrangement involves a sale of equipment as opposed to a lease of equipment, the Company would apply the guidance in paragraph 9 of EITF 00-21 to determine the units of account for revenue recognition. This analysis generally would cover the following elements:

          -    projection equipment,

          -    sound system,

          -    screen system,

          -    glasses cleaning system,

          - initial and separately priced maintenance services and extended warranty,

          -    3-D viewing glasses,

          -    training services, and

          -    film licenses.

     The application of paragraph 9 is discussed later in this response. Further, it should be noted that separately priced maintenance and extended warranty services are covered by FTB 90-1 which is higher level GAAP and therefore, these services are separated from the other elements in an arrangement involving a sale in accordance with the guidance in paragraph 4(a). That paragraph requires the fair value be allocated between FTB 90-1 elements and all other elements in the arrangement based on fair values.

     DETERMINING UNITS OF ACCOUNT FOR ARRANGEMENTS INVOLVING THE LEASE OF EQUIPMENT

     For arrangements including a lease of equipment, the Company has considered the guidance in paragraph 4(a) and 9 of EITF 00-21 and paragraph 15 of EITF 01-8 to determine the units of account for revenue recognition.

     In considering multiple elements in an arrangement that involves the lease of equipment, the Company has referred to paragraphs 4(a) of EITF 00-21 and paragraph 15 of EITF 01-8. Those paragraphs require that if an arrangement contains a lease and executory costs, the lease elements (consisting of the equipment components and the executory costs) should be accounted for in accordance with SFAS 13. Footnote 3 to paragraph 4(a)(II) of EITF 00-21 considers an arrangement that includes the lease of equipment under an operating lease, the maintenance of the leased equipment throughout the lease term (executory costs) and the sale of additional equipment unrelated to the leased equipment. The footnote indicates that the leased equipment and the related maintenance are SFAS 13 deliverables. The SFAS 13 guidance is also applied to separate the maintenance services from the lease equipment.

     The Company notes that SFAS 13 does not explicitly define executory costs. However, paragraphs 5(j), 7(d) and 17(a) provide examples of executory costs, which include insurance, maintenance and taxes in connection with the leased equipment. The Company understands that executory costs are those associated with owning and operating the equipment, but do not include other services that may be related to the leased equipment.

     Paragraph 5(j) indicates executory costs are not minimum lease payments and paragraph 7(d) indicates that executory costs should be excluded in determining the net present value of minimum lease payments for purposes of lease classification. Paragraph 17(a) and 17(c) indicate that executory costs should be excluded from the gross investment in the lease and the sales price, respectively.

     Based on the above, in an arrangement entered into by the Company involving the lease of equipment, the SFAS 13 elements generally would include the following:

          -    lease of the projection system,

          -    lease of the sound system,

          -    lease of the screen system,

          -    lease of the glasses cleaning system, and

          -    initial maintenance services.

     The elements not covered by SFAS 13 generally would be:

          -    the sale of 3-D viewing glasses,

          -    training services,

          -    separately priced maintenance and extended warranty, and

          -    film licenses

     Maintenance contracts have been included as both SFAS 13 elements and non-SFAS 13 elements. The Company's contracts often provide for the initial year's maintenance to be included at no charge and future years are subject to separately priced arrangements. The initial maintenance services embedded in the lease component are subject to the SFAS 13 requirements related to executory costs; whereas the separately priced maintenance arrangements are subject to FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Generally, the separately priced maintenance and extended warranty arrangements are billed on at least an annual basis commencing after the initial maintenance period ends.

     FTB 90-1 is higher level literature which requires revenue from separately priced maintenance contracts to be deferred and recognized in income over the term of the contract. FTB 90-1 defined a separately priced contract to be one that specifies an expressly stated price for the services separate from the price of the product. Accordingly, for those contracts, the unit of account and the pricing are in accordance with FTB 90-1.

     In accordance with the method described in footnote 3 to paragraph 4(a) of EITF 00-21, the arrangement consideration is allocated between the SFAS 13 element, as a whole, and the non-SFAS 13 elements, as a whole. This is done based on relative fair values of the two groups of elements.

     Within the SFAS 13 elements, the Company allocates an amount to maintenance services included in the arrangement based on guidance in paragraph 17(c), which requires the costs plus any profit thereon to be separated from the sales price of the leased equipment. The Company considers the costs plus any profit to be equivalent to the fair value of such maintenance services. In this regard, the Company uses an amount that approximates the average price charged for separately priced maintenance services as the amount that is allocated to the maintenance services offered in the initial period at no charge.

     For allocation of individual pieces of equipment in the lease arrangement, the Company notes that specific guidance provided in SFAS 13 is limited to guidance on allocating amounts to land and building in paragraph 26(b)(ii) and to equipment and building in paragraph 27. Under paragraph 27, the minimum lease payments applicable to the equipment are to be estimated by whatever means are appropriate in the circumstances.

     SFAS 13 is also silent as to whether multiple pieces of equipment covered by a single master lease agreement should be viewed separately or bundled together and viewed as one lease for purposes of recognition. FTB 88-1, Issues Relating to Accounting for Leases, Question 1, Time Pattern of the Physical Use of the Property in an Operating Lease indicates that if rents escalate as a result of gaining access to and control over additional leased property at the time of escalation, the revenue should be attributed to the additional leased property based on the relative fair value of the additional property.

     Based on the general guidance provided in these paragraphs, the Company concluded it would be appropriate to apply the EITF 00-21 guidance to determine whether and which SFAS 13 lease equipment elements should be accounted for as separate units of account.

     APPLYING THE CRITERIA OF EITF 00-21 TO DETERMINE UNITS OF ACCOUNT

     Paragraph 9 of EITF 00-21 states that delivered items(s) should be considered a separate unit of accounting if all of the following criteria are met:

     a. The delivered item(s) has value to the customer on a stand alone basis. That item(s) has value on a stand alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a stand alone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for the deliverable(s).

     b. There is objective and reliable evidence of the fair value of the undelivered item(s).

     c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

     For purposes of this letter, the analysis is based on the following facts and circumstances relating to the deliverables noted above:

     a. The Company generally has delivered the projection system, sound system and glasses cleaning system at the same time. These components with the exception of the glasses cleaning system are assembled and inspected at the Company's facilities, before shipment to the customers. The components are disassembled for shipment and reassembled at the customer site. However, as the Company has a continuing obligation to ensure that all necessary technical improvements are incorporated into the equipment up to the installation date, the Company does not recognize revenue until installation has been substantially completed. On occasion, the Company has sold each of the components separately either when customers need to replace certain components or wish to acquire certain components themselves.

     b. The glasses cleaning system is manufactured by a third party supplier and arrives at the Company's facility fully assembled and tested from the supplier and requires no further testing on the Company's part prior to shipment. Since the glasses cleaning machine is a self-contained unit, its installation procedure is relatively simple requiring connection to plumbing and electrical systems.

     c. The screen systems are manufactured by other suppliers and are generally shipped by the supplier under delivery instructions provided by the Company to the customer site. Installation of screens may be delayed if for example the customer's theater interior is not completed to the extent required for the final screen to be installed without risk of damage to the sheet. In certain situations, the Company may paint the screen at the customer site to make it compatible with 3-D viewing. In the remaining instances, the final screen sheet is delivered pre-painted.

     d. 3-D glasses are glasses worn by customers of the theater to obtain certain 3-D effects of certain movies. While these items can be reused with proper care and cleaning by the theater owner, the Company considers these items to be an inventory consumable item. 3-D glasses are not required for 2-D film screenings by the customer. Also, the theater exhibitor has the ability to purchase these 3-D glasses from other suppliers if they choose to do so.

     e. Projectionist training services involve approximately one to one and a half man weeks of time to fully train and qualify a customer's projectionists on the use and general maintenance of the equipment components. The time period varies based on the skill and language level of the customer-hired projectionist. The fair value of the component has been assessed by the Company as generally less than $10,000. Due to immateriality, the Company has not accounted for this element separately and will accrue these costs upon installation of the projector equipment and sound system.

     f. Films generally are licensed separately. In certain arrangements, the Company may offer, as an incentive, a limited number of films at discounted or no fees.

     For arrangements involving leases, the Company applies the guidance in EITF 00-21 separately to the equipment components in the SFAS 13 elements and to the deliverables in the non-SFAS 13 elements, except for the separately priced maintenance and extended warranty arrangements. For the separately priced maintenance and extended warranty arrangements, the arrangements are accounted for separately based on the price specified in the contract in accordance with FTB 90-1. For sales transactions, the criteria below are applied to all elements of the arrangement except for the ongoing maintenance, which is accounted for using FTB 90-1.

     1.   STAND ALONE VALUE TO THE CUSTOMER

          Each of the projection system, sound system, screen system and glasses cleaning system have been sold individually to customers. While these sales may not be frequent, they occur when customers need to replace certain components or the customer wishes to install certain of their own components. However, while the sound system is capable of independent operations, since it is interlocked with the projection system, the Company has not accounted for the projection system component and sound system component as separate unit of accounts, except in those cases when it has sold each of those systems independently of the other.

          As indicated in Exhibit C, the Company has outlined the instances where the Company sold or leased separately the projector equipment, sound system and screen. Since January 1, 2005 there are five instances where components were sold separately. The Company has included at the bottom half of Exhibit C, other instances prior to January 1, 2005 where equipment components were sold or leased separately.

          As outlined in the last column of Exhibit C in relation to the Company's sales-type leases, there are instances where the customer did purchase separately components from third parties.

          Further, as noted above, the glasses cleaning machines are manufactured by a third party supplier, and resold by the Company without further modification.

          The screen systems are not manufactured by the Company. The screen systems are sourced from other manufacturers who do sell screens to others. For 3-D effects, the screen needs to be painted which is done either by the Company or third parties. Accordingly, these add-on features could be performed by others.

          While a significant number of the Company's arrangements involve leases that do not permit the customer to resell the individual components, the Company believes each of the components could be resold by the customer on a stand alone basis for the following reasons:

               i. the projection system could operate with another sound system;

               ii. the sound system could operate independently of the projection system;

               iii. the glasses cleaning machine does not depend on any of the other pieces of equipment to function;

               iv. the screen could be left intact in a theater to be used with other projection equipment not provided by the Company. The screen is a passive component and does not interact electronically or in any other fashion with the projection system. At the termination of a lease of the Company's equipment, the Company generally does not take possession of the screen.

          Accordingly, none of the component systems are functionally interdependent except for the projection and sound system.

          Based on the above, the Company believes that the following component systems have a stand alone value:

               1. the projection system component combined with the sound system component;

               2.   the glasses cleaning system; and

               3.   the screen system.

          3-D glasses are sold by the Company separately without system sales as the glasses are a consumable and need to be replaced periodically by the theater owner due to wear and tear and loss. Further, they are also sold by others.

          Films are licensed by the Company on a regular basis to theater owners.

          Accordingly, each of the items or group of items noted above that are delivered throughout the arrangement has stand alone value to the customer as either the Company sells the item or group of items separately or the customer could purchase the item from others.

     2.   OBJECTIVE AND RELIABLE EVIDENCE OF FAIR VALUE OF UNDELIVERED ITEMS

          As noted above, the projection system, sound system and glasses cleaning system are usually the first items delivered and are generally delivered as a group and installation generally is substantially completed for these component systems at the same time. Accordingly, for the future undelivered items, objective and reliable evidence of fair value exists as follows:

          a. Screens - Fair value of screens has been determined by reference to market prices for painted silver screen sheets and frames based on arm's length commercial pricing available to any customer from the Company's screen suppliers. These values do not assume discounts that might be available to the Company due to its ongoing relationship with the suppliers. The fair value of screens also includes the arm's length pricing of installation supervision based on pricing obtained from third party installers.

          b. 3-D glasses - The Company sells 3-D glasses on a stand alone basis and the values for glasses are determined based on its selling prices to customers.

          c. Films - The Company licenses films on a stand alone basis and the values for films are determinable based on its selling prices to customers.

          Accordingly, criterion B is met as the Company has objective and reliable evidence of fair value as provided by other suppliers of the relevant elements where applicable or based on its own sales transactions with other customers.

     3.   RIGHT OF RETURN OF DELIVERED ITEMS

          a. The Company's revenue arrangements generally do not include a right of return in the absence of a material breach or default by the Company. In response to your comment #6 under the heading of Customer Rights within an Arrangement, it was noted that a customer may receive a refund under a material breach of the arrangement. As noted in that response, the Company has not experienced any recent situations that resulted in such occurrence. Once any of the equipment components are installed the customer is not able to return the delivered item(s). Further, the Company's contracts with customers generally require that the customer take delivery of the contracted items. The Company has been successful in enforcing these provisions either by specific performance or by a return of the equipment without refund

          b. Consideration of whether the delivery and installation of the screen is probable and substantially controlled by the Company, does not require further consideration as the contracts do not provide a general right of return of the projection system, sound system and other equipment. The Company has not experienced any situations where the screens ordered were not delivered when the projection system, sound system and other equipment had been installed. The Company has not experienced any significant delays in obtaining screens from its suppliers. The delays in completing the screen component generally relate to interior conditions at the customer's theater, which is solely the obligation of the customer. As a general matter, the

               Company will not install the final screen sheet until interior conditions in the theater are suitable and controlled for temperature and dust so as to not damage the final screen sheet. These conditions only exist after completion of the interior fit and finishes of the theater, again which is solely the obligation of the customer. It is also possible that even though the theater construction is complete and the screen is installed, the opening of the theater may be delayed due to other factors beyond the Company's control; however, these delays do not affect the Company's obligations related to the revenue arrangement.

          Accordingly, as there is no general right of return, criterion C has been met.

     Based on the above analysis, the Company has concluded that the combined projector and sound system component, the glasses cleaning machine component, and the screen system component in the SFAS 13 elements and all other deliverables (excluding the maintenance and extended warranty elements which are covered by FTB 90-1) would meet the criteria for separate units of account at the initial date of recognition of revenue for some elements and at later dates as revenue is recognized for other elements.

     The Company is reviewing its disclosures in light of this comment.

8. We note that you recognized revenue of $17.5 million in fiscal year 2005 for theater operations. Please tell us your accounting policies for recognizing revenues from theaters you own and operate.

     The Company recognizes revenue from its owned and operated theaters resulting from box office ticket and concession sales as tickets are sold and upon the sale of various concessions. These are recognized in accordance with SAB 104. The sales generally are cash sales transactions with theatergoers based on fixed prices per seat or per concession item. The revenue is recognized when the theatergoer is admitted to the theater to watch the film or when the theatergoer purchases beverages or other food items.

     As noted in the response to your comment #6, the Company recognizes certain amounts related to profit sharing arrangements on two theaters owned by others and management services provided to theaters owned by third parties. For the year ended December 31, 2005, these revenues combined represented 0.5% of total revenues and therefore are not material.

SALES-TYPE LEASES OF THEATER SYSTEMS, PAGE 64

9. To assist us in understanding your sales-type leases and with a view towards revised clearer disclosure for investors, please address the following:

     - Explain in greater detail your accounting methodology for sales-type leases under SFAS 13 and clarify for us how your accounting is consistent with U.S. GAAP.

     - Describe the contractual terms entered into with the customer and provide a sample contract for our review.

     - Discuss how you determined how these leases should be classified according to the provisions of paragraph 6 through 8 of SFAS 13 and how the accounting and reporting for your sales-type leases complies with paragraph 17 of SFAS 13.

     - Tell us how you considered the fact that collectibility of the payments for the theater lease systems is not certain, when you applied the accounting and reporting standards of SFAS 13. We note the disclosure on page 32.

     -    Explain to us who has insurable risk in your sale-type leases.

     GENERAL CONTRACTUAL TERMS OF LEASES

     As noted in the response to responses to comments #6 and #7, the Company's arrangements include multiple elements. Some of the elements would represent a lease of equipment as defined by SFAS 13 and EITF 01-08, while other elements of the arrangements would not covered by SFAS 13:

          - The lease component of the arrangement involves and covers several hardware items generally consisting of a projection system, sound system, screen system and glasses cleaning system.

               These components are specifically identified in the arrangement.

          - The customer has the ability and the right to operate the hardware components or direct others to operate them in a manner determined by the customer.

          - Lease terms are typically non-cancelable for 10 to 20 years with renewal provisions.

          - The leases generally do not contain an automatic transfer of title at the end of the lease term.

          - Minimum lease payments as defined in paragraph 5(j)(ii) of SFAS 13 include:

                    1. Fixed payments ("initial rents" as defined in the agreements) required to be paid in installments over a period of time commencing with the signing of the contract covering the arrangements and generally ending on or near that date the theater opens.

                    2. Ongoing rental payments ("additional rents" as defined in the agreements), which are typically equal to the greater of a percentage of theater admissions and fixed annual amounts. The fixed annual amounts are included in minimum lease payments while any excess amounts over the fixed annual amount are considered to be contingent rent.

          - The customer is required to pay for executory costs such as insurance, maintenance and taxes, except for maintenance and extended warranty for the first year.

          - There are typically no contractual requirements committing the Company to protect the lessee from obsolescence of the leased components. (There are no residual value guarantees.)

     A copy of a sample lease is provided as Exhibit B to this letter.

     CLASSIFICATION OF LEASES

     Most of the Company's leases are classified as sales-type leases because they meet each of the following criteria:

     1.   90 PERCENT RECOVERY TEST.

          The 90 percent recovery test is set out in paragraph 7(d) of SFAS 13--the present value at the beginning of the lease term of the minimum payments, excluding that portion of the payment representing executory costs (that is, the maintenance services to be provided at no charge) at fair value, equals or exceeds 90% of the fair value of the leased property.

          In applying the 90 percent recovery test, the Company tests all the components as one unit of account. This is done as a matter of convenience, as the lease arrangements typically do not specify any specific rental payments for the individual components and the lease terms for each of the components in a lease are identical. Accordingly, any allocation of lease payments among the individual components would be based on the relative fair values of the components.

          For purposes of the classification, minimum lease payments include only the initial rents and the fixed annual amounts noted above. Consistent with Question 4 of EITF 96-21, Implementation Issues in Accounting for Leasing Transactions Involving Special Purposes Entities, payments made prior to the commencement of the lease term are considered to be minimum lease payments. While EITF 96-21 requires these payments made prior to the beginning of the lease term be at their future value (that is, the time value of money is accreted from the payment date to the beginning of the lease term using the rate implicit in the lease), the Company has not included any notional amounts for the time value of money in its calculation for the purposes of the 90 percent recovery test. The minimum lease payments also exclude the fair value of maintenance services included in the leasing arrangement. Any contingent rents receivable under the ongoing rental payments are also excluded. The leasing arrangements generally do not include any guarantees by the lessee or any other party of the residual value of the equipment at the end of the lease term or any penalties for failure to renew or extend a lease at the end of the lease term.

          The minimum lease payments are discounted at the implicit rate in the lease. The implicit rate is as defined in paragraph 5(k) of SFAS 13, as the discount rate that when applied to the minimum lease payments excluding executory costs paid by the lessor, together with profit thereon, and the unguaranteed residual value accruing to the benefit of the lessor, causes the aggregate present value at the beginning of the term to equal the fair value of the leased equipment to the lessor at the inception of the lease.

          Fair Value:

          The fair value of the equipment under lease is defined in paragraph 5(c) of SFAS 13 as the amount of consideration that would be agreed upon in an arm's-length transaction between willing parties.

          As previously indicated, the Company also sells its theater systems components to customers and has on occasion sold individual components to customers as well. As such, the Company uses its sales transactions as the basis to derive fair value of the same or similar components under lease. The Company will also make allowances for pricing variations applicable to different geographic territories (for example, North America as opposed to Asia or Europe) and the pricing impact of different configurations of the various components in assessing fair value. As an indication of volume in a given year, of the 45 arrangements signed for the sale or lease of theater components in 2005, 29 of these arrangements were sales transactions.

          Unguaranteed Residual Value:

          The unguaranteed residual value is also deducted from minimum lease payments in deriving the implicit interest rate in the lease. In assessing the unguaranteed residual value at the end of the lease term, the Company looks to the approximate salvage value of the equipment taken back at the end of the typical lease term. In the Company's estimation, this residual value is no greater than the cost of certain component parts of the equipment leased that can be used or salvaged to maintain the existing installed base. The Company currently estimates this amount to be no greater than $50,000 at the end of a typical lease term.

     2. COLLECTIBILITY OF THE MINIMUM LEASE PAYMENTS IS REASONABLY PREDICTABLE AS OF THE INCEPTION OF THE LEASE.

          SFAS 13, paragraph 8(a) indicates that collectibility of minimum lease payments should be "reasonably predictable". At the same time, it indicates that a lessor shall not be precluded from classifying a lease as a sales-type lease simply because the receivable is subject to an estimate of uncollectability based on experience with groups of similar receivables.

          The assessment of collectibility is to be done at the time of entering into a lease arrangement. Where issues of potential collectibility arise subsequent to this point in time, these factors do not change the original assessment of lease classification under SFAS 13. When the Company enters into a lease arrangement, it performs a credit review on the customer to assess the collectibility of the lease payments as contemplated under the arrangement when compared to the risk associated with collection of similar receivables. The outcome of this review and the signing of a new agreement to enter into an arrangement support these criteria.

     3. NO IMPORTANT UNCERTAINTIES SURROUND THE AMOUNT OF UNREIMBURSEABLE COSTS YET TO BE INCURRED BY THE COMPANY UNDER THE LEASE.

          The assessment of this third criterion is done again at lease inception and requires a specific review of the arrangement at the time of inception. Generally, the Company will not guarantee performance of the equipment beyond its typical representations and warranties outlined in the sample agreement. These representations and warranties are also discussed in more detail to the response to comment #15. The costs associated with these representation and warranties are nominal and not material. The Company also does not guarantee or commit to product upgrades in its typical leasing arrangements post installation of the equipment. The equipment components leased are standard products, the costs of which are known at the time of lease inception. Even though the Company is the manufacturer of certain components under lease, SFAS 23, paragraph 7 indicates that the criterion in paragraph 8(b) shall be applied at the date construction of the leased equipment is complete or acquired by the lessor. At that point, the Company has no uncertainties as to the costs of the equipment provided under the lease.

     OTHER CRITERIA:

     The lease components of the arrangement generally do not transfer the ownership of the equipment to the customer at the end of the lease term or include bargain purchase options. In some cases, the lease term is equal to 75 percent or more of the economic life of the leased properties. The Company recently has determined the economic life generally to be 10 to 15 years, based on technological developments of the equipment. However, in the past, the Company considered the economic life to be 20 years as supported by the life of equipment in the existing installed base that has been in operation for that period of time. Depending on the individual lease, in certain cases, leases would also qualify as sales-type leases if the criteria in paragraph 7(c) of SFAS 13 are met. However, the Company rarely uses the lease term test for classification purposes.

     If a lease does not meet the criteria for classification as a sales-type lease, it is accounted for as an operating lease.

     Installments of initial rent received prior to supervision of installation of the theater components are recorded on the balance sheet as deferred revenue and are also determined to be minimum rent payments as defined in SFAS 13 as indicated above.

     ACCOUNTING FOR SALES-TYPE LEASES

     The following paragraphs explain how the amounts were recorded in the accounts of the Company. The recognition point for recording these amounts is discussed later in this section.

     As previously noted in this letter, the payment streams associated with the Company's arrangements include payments received prior to the delivery of systems components and performance of services and payments received subsequent to delivery of some or all of the systems components and performance of some of the services. For convenience, the Company allocates all future payments to be received (initial rent and the fixed portion of additional rent) to the initial deliverables in the contract, generally the leased systems components. Amounts related to future deliverables (i.e., maintenance services, future equipment or film deliveries, marketing credits, etc.) are allocated and deferred against initial rent payments received and therefore are retained in deferred revenue until the future deliverables are performed. As explained in the response to comment #7, the aggregate amounts would be allocated between SFAS 13 elements and non-SFAS 13 elements based on relative fair values. Within the leased property components under SFAS 13, the Company follows the guidance in EITF 00-21 and allocates the leased property consideration between future deliverables and delivered items. Future deliverables are valued at fair value as outlined in the response to your comment #7. The residual amount of the consideration is allocated to the delivered items. The Company believes it is appropriate and consistent with the guidance in SFAS 13, paragraph 27 that the Company estimate the amount applicable to each component based on whatever means are appropriate in the circumstances.

     In accordance with paragraph 17(a) of SFAS 13, the Company generally recorded as a gross investment all of the future ongoing minimum lease payments. The Company has determined upon further review that the gross investment as at December 31, 2005, included both the unguaranteed residual value of all the component systems and the related future minimum lease payments, even though the recognition point for certain of the component systems had not occurred. The Company also has determined that total initial rent amounts not yet due under the arrangements were included in accounts receivable as at December 31, 2005.

     Both the initial rent amounts not yet due and the fixed portion of the additional rents related to only the delivered equipment should have been included in the gross investment. A portion of these future minimum lease payments and a portion of the residual value related to equipment for which the recognition point had not occurred should not have been included in the balance sheet until the recognition point had occurred. The Company has concluded these differences would not be material (as the effects would be an overstatement of assets and deferred revenue of $154,000, as at December 31, 2005).

     In accordance with paragraph 17(b) of SFAS 13, the Company initially recorded unearned income as the difference between the gross investment as noted above and the net present value of the fixed portion of additional rent and the unguaranteed residual value of all component systems. These computations should have only included the unearned income related to the initial rent payments not yet due and the fixed portion of additional rent for the component systems for which the amounts were recognized during the period. The majority of initial rent payments not yet due as at December 31, 2005, were due within one year after period-end, thus the Company believes that present valuing these payments would not have a material impact on the balance sheet at December 31, 2005. While the total amount of the gross investment and unearned income disclosed in the notes to the consolidated financial statements are understated and overstated respectively, the Company does not believe this to be material (the additional amount of the gross investment and unearned income, including initial rent recorded in accounts receivable, should have been $233,000 and $118,000, respectively).

     In accordance with paragraph 17(c) of SFAS 13, the Company records as revenue the net present value of the fixed amount of additional rent for all component systems plus the total initial rent under the contract less the amounts allocated to future deliverables such as initial maintenance (based on fair value of such services) and future equipment (such as screen systems based on the fair values of such equipment). The costs of sales are recorded for costs of the component parts delivered less the net present value of the unguaranteed residual value of all of the component parts. In addition, all initial direct costs related to the arrangement are reflected in the cost of sales when the revenue related to the initial deliverables is recorded.

     Paragraph 17 of SFAS 13 does not address the recognition point for leased property. Further, the Company has not found any other specific reference to the recognition point for sales-type leases. The Company has noted that FTB 88-1, Issues Related to Accounting for Leases, indicates that a lessee should consider the lease term to commence when the lessee has control and possession of the leased equipment. Due the lack of explicit guidance in SFAS 13 for the recognition point for sales-type leases, the Company has referred to the delivery and performance guidance in SAB 104.

     For leased property, as the Company has an obligation to provide the customer with any technical improvements developed up to the installation date, the Company has viewed the installation date as the appropriate recognition point as the Company will have substantially completed its obligations related to the specific components. While the Company may be obligated to complete certain testing and alignments subsequent to that date, the Company views these items as being perfunctory and inconsequential. See the detailed response to comment #7 and the sections captioned "Substantially complete, Remaining obligations and Acceptance provisions" in comment #14 for a further explanation of this point.

     While its arrangements refer to customer acceptance, the Company does not view acceptance as a critical factor in determining the recognition point because the components leased are subject to Company determined specifications for the equipment, which have been met and tested for in the Company's facility before shipment of the leased components. As outlined in SAB 104, Topic 13.A.3.b, the SEC staff acknowledged that formal customer sign-off is not always necessary. The Company's situation is similar to form (c) in the question in that the specifications are objective criteria established by the Company. For further discussion on acceptance, see the Company's response to your comment #14.

     For initial maintenance services, the Company recognizes such revenue on a straight line basis over the period of the no-charge services. This approach is consistent with FTB 90-1. All costs to perform the maintenance services are expensed as incurred.

     Finance income on sales-type leases is recognized over the terms of the lease using an effective interest rate method as required under SFAS 13, paragraph 17(b).

     Modifications to sales-type leases are covered in comments #11 and #12.

     COLLECTIBILITY ISSUES

     As disclosed on page 32 of the Company's 2005 Form 10-K, there are certain risks that future payments may not be collectible due to changes in circumstances and credit conditions with respect to the Company's customers. The Company has addressed how it analyzes these matters when classifying leases at the time of lease inception.

     When issues of potential collectibility arise subsequent to commencement of the lease term, the valuation of both the Company's accounts receivable and net investment in leases ("NIL") are assessed following the requirements of FASB Statement No. 5, Accounting for Contingencies. Lease receivables are specifically excluded from the scope of FASB Statement 114, Accounting by Creditors for Impairment of a Loan, and the Company therefore does not apply that statement to its assessment of collectibility of the NIL.

     In conjunction with financial difficulties faced by its customers (as noted in more detail on page 32 of the 2005 Form 10-K), the Company recorded provisions of $13.6 million in 2001 against existing NIL. All of these provisions were against leases where the equipment components were previously installed. Many of these customers have since recapitalized or their leases were modified or amended with subsequent accounting effects noted in SFAS 13, paragraph 17(f). At the time of lease inception, collectibility was reasonably predictable.

     INSURABLE RISK

     The Company's contracts with its customers require the customer to obtain insurance coverage for the equipment commencing on the date the equipment is delivered and ending on the date the equipment is delivered back to the Company at the termination or expiration of the lease. Delivery date is typically defined in the contracts to mean the delivery date of the system, the components of which are specified in the contract or a date agreed to between the Company and the customer. These dates generally correspond to the date the equipment is received by the customer.

     The Company is reviewing its disclosures in light of this comment.

10. We note that "ongoing rental payments ...are generally equal to the greater of a fixed minimum amount per annum and a percentage of box office income." Please tell us how this meets the requirements of SAB 104, that fees must be fixed and determinable in order to be recognized as revenue.

     As noted above in the response to comment #6, the substance of the ongoing rental payments is a base minimum rental amount that is required to be paid by theater owners irrespective of the volume of sales with an incremental amount if box office income exceeds the base minimum.

     For leasing arrangements, the Company believes that, consistent with the guidance in paragraph 1 of SAB 104 that requires application of specific authoritative literature that covers a transaction, the relevant guidance to consider for rental payments is SFAS 13. SFAS 13, paragraph 5(n) defines contingent rentals.

     SFAS 29 amended SFAS 13 by adding paragraph 5(n) which states, in part and clarifies that "lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of use or sales volume during the lease term, are contingent rentals ..." Further, paragraph 17(b) of SFAS 13, as amended by SFAS 29, states that "contingent rentals shall be included in the determination of income when accruable".

     In SAB 104, under the topic of contingent rental income, the Staff stated that contingent rent income should be recognized when changes in the factors on which the contingent lease payments are based actually occur.

     The Company includes only the fixed minimum amount in its determination of minimum lease payments in classifying the lease and recognizing either sales revenue under sales type leases or rental income on a straight-line basis under operating leases. The Company only recognizes additional ongoing rental income from the incremental percentage of box office income when theaters report that minimum amounts are exceeded and collection is reasonably assured. This is consistent with guidance in SFAS 13 and SAB Topic 13A, Revenue Recognition - Selected Revenue Recognition Issues, Question 8 which indicates base rents may be included in minimum lease payments; however contingent rents should generally be excluded and only recognized when the change in the factors on which the contingent lease payments are based actually occur.

     For sales transactions that have similar provisions for contingent payments based on box office income, the Company recognizes revenue on the same basis as the Company does for contingent rental payments. The Company believes this accounting is consistent with the guidance in SAB 104, that contingent revenue should be recorded in the period in which the contingency is resolved.

11. We see that in certain situations, you and the lessee agree to change the terms of the lease agreements, other than by renewal or extension.

     - Describe your accounting for the change in terms of the lease and cite the accounting literature upon which you relied.

     -    Tell us what terms are typically changed.

     - Quantify the impact these modifications have had on your statement of operations and balance sheet in the period presented.

     -    We may have additional comments after reviewing your response.

     For purposes of this comment, the Company has considered only change in provisions to leases other than renewals or extensions permitted under the existing lease arrangements. Terms that may typically be changed in a lease arrangement include:

          1.   Change in timing and amount of payments;

          2. Offering incentives (such as marketing credits or films) to induce the customer to commence timely installation of the component systems;

          3.   Termination of the lease after the lease term has commenced;

          4. Termination of lease arrangements before the lease term has commenced; and,

          5. Changes in the equipment to be provided under a lease before the original component systems are delivered.

     Items 4 and 5 are covered in the response to comment #12.

     Any changes in the timing and amount of minimum lease payments require the Company to consider the guidance in paragraph 9 of SFAS 13. The provision of any incentives, such as marketing credits, to induce customers to install equipment is considered to be a change in the amount of the minimum lease payments and is deducted from minimum lease payments. In accordance with paragraph 9, the Company will reconsider the classification of the leases as of the original inception date with the original terms in effect from the inception of the lease to the date of the change, and the revised terms in effect from the date of the change to the end of the lease. The assumptions used in this reconsideration such as fair value and residual are the same as those used in the original analysis at the inception of the lease. The Company will also consider whether the classification of the lease would be different from the date of the change forward, as if the arrangement was a new lease. The assumptions used to consider the classification to the new lease are those relevant at the inception of the change. If both these two tests are passed then the Company will continue to account for the arrangement as a sales-type lease.

     For sales-types leases, the Company accounts for any modification to provisions of the lease in accordance with the provisions of SFAS 13, paragraph 17(f)(i). If the classification of the lease does not change (i.e., the lease is still a sales-type lease), the Company will adjust the balance of minimum lease payments receivable, if applicable, and the estimated residual value, if affected, and the net adjustment is charged or credited to unearned income. If the classification of the lease does change to an operating lease, the Company will remove the remaining net investment from its accounts, record the leased property at the lower of original cost, fair value or present carrying value and charge any net adjustment to income.

     Lease terminations after installation of the systems components are accounted for in accordance with SFAS 13, paragraph 17(f)(iii) whereby the net investment in the lease is removed from the accounts, the leased asset returned is recorded at the lower of original cost, present fair value or present carrying value, and any net adjustment is reflected in the income.

     The impact on the financial statements due to the modifications or terminations of leases is as follows in the periods presented:

                                                     2005         2004       2003
                                                  ----------   ---------   ---------
P&L IMPACT - GAIN (LOSS)
   - Impact from change in payment terms             700,750   1,683,804   3,769,096
   - Impact from lease terminations                  658,923      83,600          --
   - Impact from change in lease term                     --          --          --
   - Impact from lease terminations due to sale    3,333,777     581,148          --
        of equipment to customer
                                                  ----------   ---------   ---------
                                                   4,693,450   2,348,552   3,769,096

P&L PRESENTATION - GAIN (LOSS)
   - IMAX systems revenue                          6,256,390   1,915,317          --
   - IMAX systems cost of sales                   (2,156,880)   (618,852)    (33,539)
   - Receivables provision net of recoveries         593,940   1,052,087   3,802,635
                                                  ----------   ---------   ---------
                                                   4,693,450   2,348,552   3,769,096

BALANCE SHEET IMPACT - DR (CR)
   - Cash and A/R                                  7,997,077   3,444,495     430,690
   - Inventory                                        96,632     427,245     387,822
   - Fixed Assets                                 (1,795,934)   (835,775)    149,035
   - NIL                                          (1,604,325)   (687,413)  2,801,549
                                                  ----------   ---------   ---------
                                                   4,693,450   2,348,552   3,769,096

12. We note that you recorded $11.7 million and $12.3 million in fiscal 2005 and 2004, respectively, relating to "consensual lease buyouts." Please address the following:

     - Tell us in detail how you account for these lease buyouts and cite the accounting literature upon which you relied. Specifically distinguish between leases in default and upgrades to MPX systems.

     - Explain why presentation as a component of operating income versus non-operating income is appropriate.

     - Describe any expenses associated with the lease buy-outs and explain where they are recorded.

     CONSENSUAL BUYOUTS

     The Company considers each contract in backlog to represent a binding and valid agreement with a customer. From time to time, the Company has had customers who, for a number of reasons including the inability to obtain certain consents, approvals or financing, were unable to proceed with theater construction. Once the determination was made that the customer would not proceed with installation of the theater components, the arrangement with the customer was generally terminated and removed from backlog.

     As explained in the previous responses in this letter, a customer would have typically made upfront payments under the arrangements, which were included deferred revenue. This deferred revenue is generally non-refundable, however, in certain cases, refunds of some of the amounts may have been made.

     Where contracts are terminated or settled in advance of installation of the component systems, any non-refunded deferred revenue in respect of this contract is recognized in income. The Company applies the requirements of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and

     Extinguishment of Liabilities, in determining the recognition point for such amounts. Paragraph 16 of SFAS 140 states that a liability can only be derecognized when "the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor". Paragraph 315 of SFAS 140 indicates this pronouncement should apply to all types of liabilities (including deferred revenue by the definition in FASB Con. 5, paragraph 84 noted above). As such, the Company only recognizes deferred revenues on termination or cancellation of its lease and sale contracts when the provisions of SFAS 140 have been satisfied. In the case of a consensual buyout, this occurs when both parties have agreed in writing to release each other of its liability or a settlement has been agreed to. Where additional cash amounts are to be paid under the settlement, these amounts are recorded when settled and received.

     Lease terminations after installation of the theater components are accounted for in accordance with SFAS 13, paragraph 17(f)(iii), as applicable.

     LEASE AGREEMENTS IN DEFAULT

     In addition, the Company will have customers who fail to comply with the terms and conditions of their agreement, resulting in a default under the agreement. In these cases, the Company exercises its rights under the agreement to terminate the agreement. When the Company is judicially released of its obligations under the agreement or a settlement is awarded or negotiated, the Company will derecognize its liabilities under SFAS 140. The main difference here is that the release of obligations under the lease or sale is done judicially, by court settlement, or by an award under binding arbitration.

     UPGRADE TO MPX SYSTEMS

     In 2003, the Company introduced a new type of projector system referred to as the MPX system. Both the features and size of the components have resulted in certain customers requesting to terminate the original agreement and enter into a new agreement for the MPX components. When these transactions occur, the Company has generally legally terminated the original agreement related to the 3DSR and 3DGT equipment components and entered into a new lease for the MPX system. As a result, where the new arrangement is a new lease, the Company has applied the applicable paragraphs of SFAS 13 to determine the classification of the lease and record the lease arrangement. At the inception of the MPX lease, the Company applies the guidance in SFAS 13 to determine the classification of the lease and the relevant accounting for the lease.

     The Company acknowledges that its facts and circumstances are not specifically addressed in SFAS 13 and that it is often difficult to differentiate between a termination and a modification of a lease contract. The Company considered a number of additional factors in determining that the leases related to the 3DSR and 3DGT equipment were terminated and new leases were entered into for the MPX equipment as follows:

          - While both leases relate to projection components, the nature, size and functionality of the 3DSR and 3DGT projector components and the MPX components are different. The MPX components are significantly smaller than the 3DSR and 3DGT components and have been designed for specific use in existing multiplex theaters. Accordingly, a stand alone, separately specified and constructed theater is no longer required. The MPX components were designed based on new non-mechanical technologies versus the older more mechanical 3DSR and GT components. The operating costs of the MPX components are also significantly lower than the 3DSR and GT systems. Accordingly, the Company does not consider the new lease to be for the same or substantially the same asset.

          - The fair values of the equipment under the original lease (fair values range from $2.3 million to $3.6 million as of the date of the original lease signings) and the MPX components under the new lease (fair values range from $1.4 million to $1.5 million as of the date of this letter) in these transactions under discussion are substantially different. The fair values for the MPX components in these transactions are comparable to sales of MPX components where no other deliverables, concessions or terminations were involved.

          - The present value of the cash flows required under the original lease using the implicit rate in that lease and the present value of cash flows required under the new lease using the implicit rate under the old lease were substantially different. If the present values under each of the leases differed by more than 10%, the Company considered the old lease to be terminated. The Company based this analysis on literature similar to the accounting for the modification or exchange of debt instruments (EITF 96-19).

     Based on the above factors, the Company concluded that the two leases were substantially different, and that the old lease was terminated. All these upgrades have occurred prior to any installation of the 3DSR and 3DGT component systems to the respective customers. As a result, the Company would not have recorded any net investment in the lease. In considering the accounting for these terminations, the Company referred to paragraph 17(f)
     (iii) of SFAS 13. This paragraph contemplates the removal of the accounts related to the terminated lease (e.g. the net investment in the lease) and recognition of the assets exchanged for the lease (e.g. the returned property). Applying this guidance by analogy, the Company effectively removed the accounts related to the old lease and recorded the accounts related to the new lease. The change effectively resulted in the deferred revenue originally related to the 3DSR or the 3DGT systems being reduced to the amount that would have been expected to be received if the original order was for a MPX system. The resulting difference was reflected as a gain in the income statement. The Company believes that since the customer has agreed to no longer receive the 3DSR or 3DGT equipment, to terminate the existing lease and to enter into a new lease for the MPX components, the Company's original obligation to provide the 3DSR or 3DGT equipment has been extinguished, as the Company is legally released by the customer. Consistent with SFAS 140, paragraph 16, the Company believes it has extinguished its liability under the old lease and should derecognize this obligation.

     CLASSIFICATION OF INCOME

     Because these types of transactions have been a recurring part of the Company's business, related revenues generated are classified as a component of operating income. The Company has provided transparency on these amounts by including disclosure in the notes to the financial statements.

     EXPENSES RELATED TO SETTLEMENT REVENUES

     It is the Company's policy to defer incremental costs related to a sales transaction when revenue is deferred until the installation of the relevant system components is substantially complete. These costs included sales commissions and project management costs, such as architectural design services and consultations on theater specifications and design, travel costs and salaries of appointed project managers for the theater in question. All of these identified costs are system specific and are incurred between the signing date and termination of the arrangement in question. The Company assesses the identified deferred costs at the date of settlement to determine whether certain costs are eligible for deferral as they relate to the MPX installation.

     The Company has noted one exception to the above-noted policy in 2004, when $65,000 of costs primarily related to sales commissions earned were expensed instead of being deferred until the revenue was recognized under the new arrangement.

     In all other cases, costs ranging from $58,000 to $157,000 were deferred, as the Company believes these costs are direct incremental costs of originating the lease arrangement.

     In addition, there are significant costs to negotiate the original terms of the arrangement, prepare and process the legal documents, close the transactions, monitor the customer's progress in construction of the theater, monitor the customer's other obligations under the contract and investigate options for both parties when the customer can not meet its original obligations under the arrangement. Since these are internal costs (e.g. salary and benefits), the costs are expensed as incurred. These types of costs are not treated as origination fees in the arrangements but are simply treated as a period cost.

     The specific costs noted above also do not include the costs that are charged to inventory to construct the original equipment components. The costs of constructing the original equipment components continue to be carried in the Company's inventory after the arrangement is terminated, as the system can be used to satisfy obligations to deliver and install against backlog contracts with different customers. The Company reassesses net realizable value of the related inventory at the point the original lease is terminated to ensure the original equipment components can be redeployed.

SALES OF THEATER SYSTEMS, PAGE 65

13. We note on page 31, that ten theater systems have been installed in 2005 and are expected to open in 2006. Please tell us when you recognized revenue for these systems and cite the authoritative literature upon which you based your accounting.

     The Company has prepared a chart, attached as Exhibit D, that lists the revenues for the ten installations noted where certain elements of the contracts were recognized in 2005 and opening of the theater was not expected until 2006.

     The Company refers you to the detailed responses to comments #7 and #9 and #14 with respect to the main authoritative literature it has relied on in accounting for these components installed in 2006.

14. In this regard, we note that you recognize revenue from sales of theater system elements when installation of the system is substantially complete.

     -    Please explain what you mean by "substantially."

     - Describe all remaining installation obligations and explain your reasons for concluding that they are not essential to the functionality of the theater.

     - Describe any contractual acceptance provisions you have with the customer.

     - Document for us how you have met the criteria outlined in SAB 104 to recognize revenue.

     SUBSTANTIALLY COMPLETE

     For purposes of recognizing revenue for sales-type leases and sales, the Company considers the installation process for the individual theater systems components, as identified in the response to comment #7, to be substantially complete when the following criteria have been met when measured against the agreement between the Company and the customer, which determines the Company's responsibilities and obligations:

     - Obligations identified in the governing agreement with the customer have been satisfied such that any residual obligation meets the definition of inconsequential and perfunctory, as set out below.

     - The Company's technology department determines that the systems components, as installed by the customer, will function in accordance with their specification, as detailed in Schedule A.

     - All significant issues raised by the customer have been resolved. Insignificant issues meet the definition of inconsequential or perfunctory, as set out below.

     In assessing whether the installation is substantially complete, the Company considers its obligations in the contract between Company and the customer. The Company assesses these obligations and determines whether the Company has substantially satisfied its obligations to the customer. Upon substantial satisfaction of the obligations, as they relate to the individual components of the theater system, the Company recognizes revenue for that individual component, otherwise revenue is deferred until substantial satisfaction is achieved.

     REMAINING OBLIGATIONS

     In the process of supervising an installation, the Company's personnel may determine certain parts are defective or damaged and require replacement or repair. The Company considers such situations to be part of the Company's warranty.

     For other remaining obligations, the Company considers whether the obligations are inconsequential or perfunctory. To be inconsequential or perfunctory, the completion of the remaining obligation cannot significantly change or alter the agreed-to performance capabilities of the theater systems' components. In other words, the obligation to be completed must not be essential to the functionality of any of the components to be provided by the Company under contract. SEC Topic SAB 104 A.3.c., Questions 1, 2, and 3 further clarifies the definition of an inconsequential or perfunctory obligation as one where:

     - The Company has a demonstrated history of completing these remaining tasks in a timely manner and can reliably estimate the remaining costs;

     - The skills or equipment required to complete these tasks are not specialized and are readily available in the marketplace; and,

     - The time required to complete these tasks is not lengthy and the remaining costs are insignificant and not material based on an assessment of revenues, margins and operating income.

     The following outlines the outstanding installation obligations as at December 31, 2005 relating to the delivered components for the Company's ten theater arrangements for which revenue was recognized in the 2005 financial year and for which the obligations were considered to be perfunctory and inconsequential or part of the Company's warranty:

                                                                                           LABOR AND PARTS COST
                          THEATER SYSTEM                                                   TO COMPLETE OR TO
OUTSTANDING OBLIGATION    COMPONENT        COMMENTS                                        SUPERVISE COMPLETION
----------------------    --------------   --------                                        --------------------
WARRANTY ITEMS

Digital Disk Player       Projection       DDP interface issues with a new 3-D projector   $225 to $300
(DDP) interface repair    System           will be fixed on the first service call.
                                           These issues do not affect operation and are
                                           very minor repairs. The interface repair does
                                           not affect functionality of the projector
                                           system component as the theater in question
                                           was open and showing films on January 2,
                                           2006. This item is considered to be a
                                           warranty item.

Cosmetic Coolant          Projection       Minor cosmetic-only repairs were required to    $1,300 to $1,600
Conditioning Unit         System           the projector's CCU unit. These repairs were
(CCU) repairs                              to be performed at the first service call.
                                           This was considered to be a warranty item.

Retest lower lens         Projection       The Company was to retest the focal length of   $75 to $150
focal length              System           the lower lens of the projector unit to
                                           ensure that a perfectly focused image
                                           appeared on the final screen, subject to the
                                           screen's installation. The existing lens
                                           setup projected an image that was in focus to
                                           the human eye, but the Company's advanced
                                           diagnostic tools had indicated a
                                           non-discernable variance in the focal
                                           lengths. The variance would not impede the
                                           showing of films to the public. The Company
                                           views any adjustments to the focal length of
                                           its lenses to be a warranty item.

                                                                                           LABOR COST TO
                          THEATER SYSTEM                                                   COMPLETE OR TO
OUTSTANDING OBLIGATION    COMPONENT        COMMENTS                                        SUPERVISE COMPLETION
----------------------    --------------   --------                                        --------------------
INCONSEQUENTIAL OR PERFUNCTORY TASK

Projector lens exchange   Projection       On occasion, the projector system component's   See Comments for
                          System           lenses may require an adjustment, or an         time frame. Cost is
                                           on-site inspection of the customer's theater    minimal.
                                           interior reveals that a different lens would
                                           perform better. The Company's lenses are
                                           designed to be quickly replaced by the
                                           projectionist with a time estimate of a few
                                           minutes, and as such, the Company views the
                                           exchange of projector lenses to be an
                                           inconsequential and perfunctory task. The
                                           lenses, which were on site as at December 31,
                                           2005, provided an adequate image that
                                           performed to the original specification.
                                           Replacement was required in this instance as
                                           the customer requested a larger screen than
                                           originally specified and installed.

GCM hookup                Glasses          The machine required hookup to electrical       $300 to $450
                          Cleaning         power and plumbing. The Company views this as
                          Machine          perfunctory and inconsequential given that
                                           the machine was on-site, expertise is not
                                           required to hook up the machine (the hook up
                                           is rudimentary and relatively simple), the
                                           time required to supervise and review the
                                           hook up of the machine is not lengthy, and
                                           the remaining related costs of supervision
                                           are not significant on an assessment of
                                           revenues, margins and operating income.

Final alignment and       Projection       Upon installation of the final screen system    $3,600 to $6,300
tuning                    System and       component, the alignment of the projector
                          Sound System     must be rechecked. In addition, upon
                                           completion of the interior of the theater by
                                           the customer, sound system levels must be
                                           adjusted. The Company has performed these
                                           steps at the majority of the installations in
                                           the network; therefore, it can demonstrate
                                           its history of completing this task on a
                                           timely basis with known costs. Third party
                                           vendors are also available to perform these
                                           remaining obligations and have done so in the
                                           past, and the costs of the alignment and
                                           tuning are not significant to the
                                           arrangement's revenues, margins or operating
                                           income. The estimated costs of the alignment
                                           and tuning were accrued at December 31, 2005,
                                           where applicable.

Supervision of the        Sound System     The rear speakers could not be placed in        $1,200
hanging of rear                            their final position due to the customer's
speakers                                   ongoing work on the theater's interior
                                           finishings (a specified customer obligation).
                                           The rear speakers were fully wired and
                                           functional. The Company views this obligation
                                           as inconsequential and perfunctory, as the
                                           supervision of the speaker hanging process is
                                           simple and expertise is not required for the
                                           task to be performed, the cost of supervision
                                           is insignificant to the arrangement's
                                           revenues, margins and operating income, and
                                           the lapsed time between wiring and
                                           installation of the sound system component
                                           and the hanging of the rear speakers was not
                                           significant. Again, the Company simply
                                           supervises the installation thereof.

Install Polarizers        Projection       The customer had not indicated at the time of   See Comment for time
                          System           shipment which of the two types of 3-D          frame. Cost is
                                           glasses the theater would be using. As a        minimal.
                                           result, the appropriate polarizering filters
                                           could not be installed on the projector
                                           before the projector had been shipped to the
                                           customer. The appropriate polarizers were on
                                           site at the recognition date. The
                                           installation of polarizers is a simple manual
                                           process that involves placing the filter in
                                           front of the lens and can be performed
                                           rapidly, as all the projector systems are
                                           designed for the rapid exchange of polarizers
                                           on the lenses. The projector system component
                                           was functional at this time.

Quick Turn Reel Unit      Projection       The projection system's QTRU unit was           $600
(QTRU) Positioning        System           installed with the projector; however, final
                                           positioning of the unit was undetermined. The
                                           Company views this remaining obligation to
                                           reposition the QTRU as inconsequential and
                                           perfunctory as the cost of completing the
                                           obligation is insignificant to the
                                           arrangement's revenues, margins and operating
                                           income. Again, the Company simply supervises
                                           the installation thereof.

     The above table represents the total cost of the labor hours and parts required by the Company's installation supervisor to complete, or to supervise the completion of, the remaining warranty repair on an individual item basis and the total cost of the labor hours required by the Company's installation supervisor to complete, or to supervise the completion of, the remaining obligation. The cost above do not include any other charges that may have been incurred during the trip to finalize the items above, such as travel time, travel costs such as airfare, accommodation and per diems, final project management documentation, freight charges or any other costs. These additional costs were accrued at period end.

     The above table also does not include training services, which were considered to be separate elements for which the services were not completed but revenue was recognized in the year ended December 31, 2005. As explained in the Company's response to your comment #7, the amounts related to these services were not considered material. The table also does not include the Company's obligation to potentially re-install the components of one arrangement for which the fair value related to the revenue for re-installation was deferred, nor the Company's obligations to deliver and supervise the installation of the screen component, where that unit of account was considered not substantially complete by the Company.

     ACCEPTANCE PROVISIONS

     As set out in the Sample Contract (Exhibit B), the contract includes a definition of "Date of Acceptance" which means "the earlier of (a) the date on which IMAX certifies to Client and Client is in agreement (which agreement will not be unreasonably withheld or delayed) that the training of personnel, installation and run-in testing of the System is complete;
     (b) the date on which the Theater is opened to the public; and (c) [Date]". The date in (c) generally would be a specified date agreed to by the Company and the customer. This Date of Acceptance is used to determine certain end dates or pricing adjustment dates (see clauses 3.02, 3.03, 4.01(a), 4,02(b), 6.01(a), 6.01(b), 6.02, 6.04 and 6.05(e)). The only other reference to acceptance is in the Schedule accompanying the Sample Contract, section 3.3.5, which sets out certain acceptance criteria to be used by IMAX to determine whether the theater is acceptable. While the term is used as noted in the preceding sentences, the contract does not require a written acknowledgement from the customer on any of the theater components or services. While the Company does document the acceptance by the customer of the theater components, the Company does not consider this to be a substantive acceptance procedure for purposes of determining the revenue recognition point for the various system components. SAB 104, Topic 13.A.3.b, Question 1(c) discusses in detail that formal customer sign-off is not necessary to recognize revenue provided that the seller can objectively demonstrate that the criteria specified in the acceptance provisions are satisfied. In advance of delivery to the customer, the Company builds, tests and performs run-in testing of the projector and sound system components in accordance with its specifications pre-shipment by replicating conditions under which the customer intends to use the components. The Company inspects the unpacking of its systems components at the customer site. The Company also performs testing at the customer site in order to ensure the components meet the specifications outlined in the contract. Based on years of experience in the design and construction of the theater components and supervision of installation of the same, the Company believes that it can demonstrate that the delivered products will meet the Company's specifications in advance of its final installation. Based upon these factors noted, the Company does not consider that formal customer acceptance is required in order to recognize revenue under SAB 104 consistent with the guidance in Topic13.A.3.b.Question 1, (c), Acceptance provisions based on seller-specified objective criteria.

     OTHER RIGHTS UNDER THE CONTRACT

     In the response to your comment #6, the Company has outlined other rights typically included in a contract and has provided comments as to the impact of those rights on the recognition of revenue.

     COMPLIANCE WITH SAB 104 CRITERIA

     In accordance with SAB 104, the Company recognizes revenue related to sales of theater components when the installation process is substantially complete and all of the following criteria have been met:

     -    Persuasive evidence of an arrangement exists;

     - Delivery has occurred or services have been rendered by the Company, irrespective of the eventual commencement date of the customer's revenue-producing activities;

     -    The seller's price to the buyer is fixed or determinable; and,

     -    Collectibility is reasonably assured.

     The Company believes that it has satisfied all the criteria outlined within SAB 104 to recognize revenues related to the sale of theater components under its arrangements as explained below.

     PERSUASIVE EVIDENCE OF AN ARRANGEMENT

     The Company has fully negotiated and executed original agreements for each revenue arrangement that outlines all material terms and conditions of an arrangement between the Company and its customers. Where terms of the original agreements are amended in advance of the substantial completion of installation of the system components, the material terms and conditions of the amendment have been negotiated and agreed to before the point of revenue recognition and have been ultimately documented and signed either before the point of revenue recognition or shortly thereafter. In certain instances, including in the fourth quarter of 2005, the Company agreed to the material terms of modifications with the customer during the period, but the documentation was finalized after the period ended. With respect to one such instance, the written amendment to the agreement reflected a marketing credit in the amount of $31,000, while the Company had reached an agreement with the customer to provide a marketing credit of $25,000 at the end of the quarter. The additional $6,000 represented a credit reimbursing the customer for certain priority shipping costs, which was agreed upon prior to December 31, 2005. For administrative ease, this reimbursement was included in the amendment to the agreement. Accordingly, the Company believes it has persuasive evidence of an arrangement.

     AMOUNTS ARE FIXED AND DETERMINABLE

     The amounts due to the Company are stipulated in the contract and any related amendments where applicable. The amounts include fixed amounts, as well as incremental amounts that are based on sales volume of the customer. The timing of such payments is explained in the Company's response to your comment #6. Contingent payments based on sales volumes over a specified threshold are only recognized when the Company is advised of the related sales volume and the sales volume exceeds the specified threshold. Any payments not yet received on the date of recognizing revenue generally are discounted using an interest rate as prescribed by APB 21, Interest on Receivables and Payables. Accordingly, revenue is only recognized based on fixed or determinable amounts.

     The Company follows the guidance in EITF 00-21 and allocates the arrangements consideration between future deliverables and delivered items. Future deliverables are valued at fair value as outlined in the response to your comment #7. The residual amount of the consideration is allocated to the delivered items.

     Finance income on long-term accounts receivable (included within "financing receivables") is recognized over the term of the arrangement using an effective interest rate method as required by APB 21, paragraph 15.

     DELIVERY HAS OCCURRED

     For each component, delivery is considered to have occurred when the services related to supervision of installation for the components are substantially complete. The Company's response to your comment # 7 provides additional information on the Company's deliverables in each arrangement. The Company has outlined the criteria it assesses to determine that delivery has occurred earlier in this response to comment #14. The applicability of acceptance criteria has been discussed earlier in this response. Accordingly, the Company concluded that it is appropriate to recognize revenue for the respective units of account for systems components (as explained in the Company's response to your comment #7) when the installation process is substantially complete. Upon substantial completion and recognition of the revenue, the Company will accrue any remaining costs of performance for that particular unit of accounting. The Company's obligations under the contract are independent of the customer's theater opening schedule, therefore situations can arise where systems components can be fully recognized and all contractual obligations satisfied prior to the date of the customer's theater opening to the public.

     COLLECTION IS REASONABLY ASSURED

     The Company also assesses collectibility of any remaining payments at the time of recognition of revenue. As noted elsewhere in this letter, the Company receives approximately 50% to 70% of the total consideration in an arrangement prior to the revenue recognition point. The Company carries out credit procedures at the time of entering into the arrangement with the customer to be satisfied with the customer's credit worthiness and reviews any previous payment history to assess whether reasonable assurance of collection of outstanding amounts can be made. Any new information about a customer's credit worthiness is taken into account at each date revenue is recognized under the arrangement.

15. Please tell us what you mean by the disclosure on page 78 that says "the company has estimated under its lease and sale arrangements that there will be no costs associated with contractual warranty provisions." Also tell us how you account for the one year free maintenance period. If you have any warranty costs explain how they are estimated at the time of shipment.

     The Company provides representations and warranties in conjunction with the specifications relating to the sale or lease of its systems components. It also provides the customer with full service maintenance generally during the first year of operations, as part of the overall arrangement consideration. The Company typically provides the following representations and warranties:

     - Upon installation, the equipment components will operate in accordance with the specifications, as defined in the arrangement ("product warranty"). It is the Company's policy to inspect all components and subassemblies, complete the final assembly and then subject the components to comprehensive testing prior to shipment of the components.

     - If the customer participates in the Company's full-service maintenance program, the Company warrants that the equipment will continue to operate to certain specifications, which are defined in the arrangement, for the duration of the customer's participation in the program ("extended warranty").

     The Company has historically not incurred any material costs in complying with these representations and warranties as the Company's experience with defective components is minimal. Any replacement of defective parts or repairs under warranty has not been material. (The warranty items noted above represent 0.01% of total costs of equipment installed for the year ended December 31, 2005.) Therefore, the Company has not historically set-up an accrual for warranty costs when the various components of a system are recognized.

     The Company defers revenue equal to the fair value of the free maintenance service and extended warranty included in the overall arrangement consideration and recognizes the revenue on a straight line basis over the related maintenance period, as discussed in the responses to comments #6, #7 and #9.

     Further, the full service maintenance program includes both a product maintenance contract as well as an extended warranty. The contract is subject to separate annual renewal payments and is accounted for in accordance with FTB 90-1. The revenue is deferred upon receipt and recognized in income on a straight line basis over the contractual period. The Company has not had to recognize a loss on these contracts as the sum of its expected costs under the contracts has not exceeded any related unearned revenue.

     For clarification, in conjunction with the preparation of its 2006 annual financial statements and in future filings, the Company will revise its disclosure to state: "... no material costs associated with contractual warranty provisions".

NOTE 4. FINANCING RECEIVABLES, PAGE 69

16. To assist us in understanding your financing receivables transactions and with a view towards revised clearer disclosure for investors, please address the following:

     - Describe to us the facts and circumstances leading to the recovery of financial receivables in all periods presented.

     - Describe to us the transactions that resulted in the loans settled on December 29, 2005 in exchange for payments to be received in the first quarter of 2006, as discussed in footnote 2 of your Schedule II.

     - Tell us whether the residual value is guaranteed. Refer to paragraph 23 of SFAS 13.

     - Explain the accounting literature you are relying upon to include "finance income on sales-type leases" under theater sale revenue.

     - Tell us what "long-term receivables" of $8.8 million represents and why the amount is included in financing receivables.

     - Explain why your projectors have an economic life of 10-15 years, but your lease term extends to twenty years.

     - Provide a general description of the lessor leasing arrangement. Refer to paragraph 23(c) of SFAS 13.

     RECOVERY OF FINANCING RECEIVABLES

     During the years ended December 31, 2000 and 2001, the Company recorded a valuation allowance against its receivables (including lease receivables) in the amount of $13.1 million and $18.1 million respectively. The Company considered these allowances to be the Company's best estimate of the most likely loss that would be incurred with respect to those receivables. During the 2000 and 2001 periods, many of the commercial theater customers were experiencing financial difficulties, with several of the customers commencing Chapter 11 proceedings.

     During the period from 2002 through to 2005, several of the customers emerged from Chapter 11 proceedings. During this period of time, the Company was successful in negotiating amendments to several of its arrangements with certain customers, which resulted in the receipt of payments, the termination of certain leases and the modification of other leases. In addition, the restructuring of its customers' businesses resulted in improved financial circumstances for those customers. In making its reassessment of the allowance, the Company reversed allowances only after the applicable modified arrangements were complete or settlements had occurred.

     SETTLED LOANS

     The $1.7 million recovery set forth in Schedule II and discussed in footnote 2 represents principal payments received in 2005, or shortly after period end, from Digital Projection International (DPI). Please refer to the responses to comments #21 and #23 for further detail on this transaction.

     The transaction is more fully described in note 26(b) of the 2005 financial statements.

     RESIDUAL VALUES

     The residual values are not guaranteed as per SFAS 13, paragraph 23(a)(i)(b). These are disclosed in the table in note 4(a) to the 2005 financial statements.

     FINANCE INCOME ON SALES-TYPE LEASES

     The Company is not aware of any specific accounting literature regarding the presentation of finance income in the income statement or notes to the financial statements. One of the Company's principal methods of selling its equipment is through the use of leasing transactions. Accordingly, the Company views finance income on these leases as revenue. In the response to comment #2, it was noted that the Company presented its revenues on the face of the income statement based on its operating segments; accordingly, the Company has included the finance income in the IMAX Systems operating segment. Note 4(b) of the financial statements disclosed components of the IMAX Systems revenues that were not sales and included "Finance income on sales-type leases". This disclosure provided information about the nature of the revenues. Further it is noted that finance income is less than 10% of total revenues. As noted in the response to comment #2, the Company will revise its presentation of revenues for 2006 and will consider whether to present finance income as a separate line or combined with other revenues that are less than 10% of total sales.

     LONG-TERM RECEIVABLES

     Long-term receivables of $8.8 million represent the long-term portion of amounts due on sales arrangements that are due over time. Since these amounts represent financing provided to its customers, the Company believes the amount is appropriately included in financing receivables on the balance sheet. The Company has noted that the caption for note 4(a) is mislabeled and should be "Net carrying value of financing receivables". The Company will revise this caption in its 2006 financial statements and future filings.

     PROJECTOR ECONOMIC LIFE

     SFAS 13, paragraph 5(g) defines the estimated economic life of leased property as the estimated remaining period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at the inception of the lease, without limitation by the lease term. The Company has determined that the estimated economic life of the Company's projector system is less than twenty years due to factors such as the introduction of new technologies (digital) and the increasing competition for audiences in commercial venues.

     The Company's lease terms reflect the technological expectations of the Company's customers at the time of lease signing. Prior to the early 2000s, there was no expectation of significant technological innovation in the marketplace, and as such, twenty-year lease terms were common. More recently, however, with the focus on digital content as an example, customers are reluctant to commit to such long terms, and ten years became the new standard for the Company.

     The projector's economic life is not considered a key criterion for the Company's sales-type lease test, as substantially all of its sales-type leases qualify under the 90% investment recovery test.

     LESSOR LEASING ARRANGEMENT

     The Company notes the disclosure requirements under SFAS 13, paragraph 23(c). The Company has provided extensive disclosures about its leasing arrangements in Item 1, Business and Item 7, MD&A, General, sections of the Form 10-K. The Company will include a similar general description of its leasing arrangements in its 2006 financial statements and future filings, as required under SFAS 13 paragraph 23(c).

17. We note that you have additional rentals in excess of minimum amounts on sales-type and operating leases. Please tell us whether you consider these to be contingent rentals and, if so, tell us your consideration of paragraph 23a(iv) of SFAS 13 in accounting for the transactions.

     The Company considers additional rentals in excess of minimum amounts on sales-type and operating leases to be contingent rentals, since the additional rentals are only earned if and when the customer exceeds the minimum amounts stipulated in the contract. In accordance with paragraph 23a(iv) of SFAS 13, the Company discloses these contingent rentals related to lease arrangements and contingent amounts related to sales arrangements in note 4(b) of the financial statements for each period for which an income statement is presented. The Company recently noted that the contingent amounts received on sales arrangements, totaling $483,000, are included in the "additional rentals in excess of minimum amounts on operating leases" disclosed in note 4(b). For its 2006 annual financial statements and future filings, the Company will change its reference in note 4(b) from "additional rent" to "contingent rent" for sales-type leases and operating leases and will exclude from those amounts contingent receipts on sales arrangements.

NOTE 6. FILM ASSETS, PAGE 70

18. Describe to us the nature of the $2.1 million that you expect to pay in 2006.

     Films produced by the Company will typically involve many participating third parties including financiers (referred to as film sponsors), co-producers and directors. The copyright and distribution rights to such films may be held by the film sponsors and/or the Company.

     Where the Company holds the copyright or distribution rights to the film, the Company may be required under a contract arrangement to make payments to these participating third parties based on the financial results of film. These are referred to as participation payments. Participation costs are defined in SOP 00-2 paragraph 134 as follows:

          "Parties involved in the production of a film may be compensated in part by contingent payments based on the financial results of a film pursuant to contractual formulas (participations)and by contingent amounts due under provisions of collective bargaining agreement (residuals). Such parties are collectively referred to as participants, and such costs are referred to collectively as participation costs. Participations may be given to creative talent, such as actors or writers, or to entities from whom distribution rights are licensed."

     In compliance with SOP 00-2, paragraph 34, the Company has accrued the participation costs of $2.1 million and expected to pay such amounts in 2005. In accordance with paragraph 54 of SOP 00-2, the Company has disclosed the amount of these costs.

NOTE 22. SEGMENTED AND OTHER INFORMATION, PAGE 84

(B) GEOGRAPHIC INFORMATION, PAGE 85

19. Tell us how your current presentation complies with paragraph 38 of SFAS 131 which requires you to disclose long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See also Question 22 in the FASB Staff Implementation Guide to Statement 131.

     The Company notes that the FASB staff indicated they believed that the term long-lived assets implies hard assets that cannot readily be removed, which would appear to exclude intangibles. However, the Company believes its disclosure in note 22 of the financial statements provides additional useful information about certain valuable assets of the Company and with which facilities and operations they are associated. The Company believes this is consistent with the purpose of the enterprise-wide disclosures as noted in Question 22 in the FASB Staff Implementation Guide to Statement 131, which is to provide information about risks and uncertainties in certain geographic areas. For example, its patents are used in the IMAX Systems and Film business units, which principally operate from the Company's Mississauga, Canada facility.

     For clarity, the Company included a description of the components of "Long-lived assets" to ensure that users of the financial statements clearly understand what was included in the disclosure. In addition, the note disclosed that goodwill was allocated to Canada. Accordingly, readers could determine the amount of long-lived assets excluding goodwill.

     To further strengthen this disclosure for the 2006 annual financial statements, the Company will amend its disclosure to identify the geographic areas containing intangible assets and the related amounts.

20. We note that you combine the geographic information for Europe and Asia. Tell us how your current presentation complies with paragraph 38(a) of SFAS 131 which requires that if revenues derived from any particular foreign country are material, then the name and the amount of revenue from the country should be disclosed separately.

     The Company has used an internal benchmark of 10% of revenues to evaluate whether the revenues derived from any particular foreign country are material and therefore would require separate disclosure under SFAS 131, paragraph 38(a).

     The Company's use of a 10% benchmark for this particular disclosure is consistent with other measures used for disclosures about revenues, such as major customers under paragraph 39 of SFAS 131 and Regulation S-X, Rule 5-03 (second paragraph), as well as the quantitative thresholds for operating segments in paragraph 18(a) of SFAS 131.

     In the Europe and Asia regions, revenues attributable to any individual country did not exceed the 10% benchmark the Company uses. As indicated in the last sentence to paragraph 38 of SFAS 131, the Company has provided disclosures about revenues relating to groups of countries.

NOTE 26. DISCONTINUED OPERATIONS, PAGE 89

21. We note that you reported the sale of Digital Projection International as discontinued operations. Given the loan receivables of $12.7 million that remained outstanding after the sale of these operations, please explain how you met the criteria in paragraph 42(b) of SFAS 144 to record as a discontinued operation.

     Digital Projection International ("DPI"), a former subsidiary of the Company, was sold on December 11, 2001. SFAS 144 was effective for fiscal years beginning after December 15, 2001. At that time, the Company was required to apply APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", in measuring and accounting for the sale.

     Since the DPI business was considered a separate business segment of the Company in 2001, the Company presented the results of operations and the loss on disposal of DPI within net loss from discontinued operations.

     The Company also considered the guidance noted in SEC topic SAB 5E in order to conclude that a divestiture had taken place for accounting purposes. As a result of the legal sale, the Company had no continuing involvement with DPI. The sale transaction did not provide the Company with any veto rights over customer contracts for DPI, voting rights on the board of directors of DPI, managerial responsibilities or other rights similar to ownership of DPI. The Company's only form of relationship was as the financier of the convertible loans, which represented a potential recovery of the investment the Company had made in DPI. DPI was required to provide the Company with monthly financial statements, no different than the provisions normally found in a lending arrangement. Under the terms of the loan arrangements, DPI was also required to make payments to the Company when certain cash balance levels were achieved.

22. In addition, as it also appears that one of these loans is convertible upon occurrence of certain events, into shares representing 49% of the total share capital of DPI. Please tell us in detail why you believe that these continuing activities do not constitute a significant continuing involvement that precludes treatment of the components as discontinued operations.

     As discussed above in the response to comment #21, the Company did not have any continuing involvement in the operations of DPI following its sale in 2001. At the time of disposal, DPI was unprofitable and in an uncertain financial condition. The Company recorded a significant loss on the disposal. As a result of these conditions and uncertainty about the future collectibility of the DPI loans, the Company included the convertible feature as additional security for the Company. However, the

     Company did not contemplate exercising this right. While the Company had the right to convert, as noted in its response to comment #21, the Company did not have any rights to make decisions about the operations of DPI. The Company essentially held a debt instrument to which it had assigned a nil value.

23. In this regard, we note that you recorded $3.5 million in income from discontinued operations related to the settlement of this debt. Please explain why this settlement of debt should be recorded as income and cite the accounting literature upon which you relied.

     While the Company applied APB 30 at the time, the Company notes that SFAS 144, paragraph 44 states that "adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be classified separately in the current period in discontinued operations. The nature and amount of such adjustments shall be disclosed."

     In 2001, when DPI was sold, the Company did not consider the $12.7 million loan receivables to be collectable based on DPI's financial situation at the time. In 2001, the Company recorded the loans from DPI at an amount of nil, which was considered by the Company to be its fair value. Subsequent to the disposal, the Company received certain payments from DPI. The Company recognized a gain within discounted operations when the amounts were either realized or realizable (based on payment shortly after period-end and before the completion of the period's financial statements), which were recognized when received, or when realizable, based on payment shortly after period-end.

     On December 29, 2005, the Company and DPI entered into an agreement to settle the arrangement in exchange for two payments to be received in the first quarter of 2006, totaling $3.5 million. The Company still considered that there was some uncertainty associated with the collectibility of the $3.5 million because DPI was still struggling financially. Since the Company received $1.2 million of the settlement shortly after year-end before the completion of the annual financial statements, $1.2 million of the settlement was recorded on December 29, 2005 as a gain on discontinued operations. The balance of the settlement was recorded as a gain on discontinued operations during the first quarter of 2006, the point in time when the remaining amount was received.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2006
ITEM 4. CONTROLS AND PROCEDURES, PAGE 54
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 54

24. We see that you have concluded that your disclosure controls and procedures were not effective due to a material weakness related to the controls surrounding the analysis and recording of complex film accounting transactions in the three months ended June 30, 2006. Please provide us with a clear description of the facts and circumstances surrounding this material weakness, and specifically address the following:

     -    The nature of the material weakness identified.

     - When the material weakness was identified, by whom it was identified and when the material weakness first began.

     - The specific steps that the company has taken, if any, to remediate the material weakness.

     - Whether you believe the material weakness still existed at the end of the period covered by the report.

     - In light of what they know now regarding the existence of a material weakness, whether the officers continue to believe that the Company's disclosure controls and procedures were effective as of the periods ended December 31, 2005 and March 31, 2006.

     During the course of the review of the Company's financial statements for the second quarter of 2006, the Company's external auditors expressed concerns with respect to the initial accounting treatment for a new complex film transaction that occurred during the quarter. Under the terms of the arrangement, the Company was to provide two main services: (a) post-production processing of the film to convert some part of it from 2-D to 3-D live action, the first time the Company has performed such a service; and (b) digitally remastering of the film (referred to by the Company as DMR). As is common in the industry, the Company created a wholly owned subsidiary, a film production company, to legally hold the film production while the services were being rendered to the customer. Other legal entities within the corporate structure of IMAX provided personnel and other services to the film production company to complete the product thus creating inter-company charges between entities. The Company provided funding for a portion of the process. The Company was compensated for the services rendered through an initial fee plus a certain percentage of the box office receipts. The film was released on June 28, 2006.

     The Company recognized the revenue and costs into the income statement by analogy to the concepts under SOP 00-2, including using the film forecast method to recognize the costs. However, under the initial accounting the Company did not properly eliminate inter-company profit margins included in the costs. Also, the total revenues used in the film forecast calculation were incomplete. Management reassessed the accounting for the transaction prior to the release of the quarterly earnings. The impact of the reassessment was:

                                                     DIFFERENCE
                                    REVISED AND     REPORTED AS
                     ORIGINALLY   CONSISTENT WITH    A MATERIAL
                      RECORDED     THE FORM 10-Q      WEAKNESS
                     ----------   ---------------   -----------
Revenue              $4,544,083      $2,893,363      $1,650,720
Costs                $2,379,489      $1,492,705      $  886,784
Margin               $2,164,594      $1,400,658      $  763,936
Related Film Asset   $2,673,017      $1,909,081      $  763,936

     The adjustment related solely to the three-month period from April 1, 2006 to June 30, 2006, and was isolated to this particular film transaction. No similar arrangements were entered into during the periods ending December 31, 2005 or March 31, 2006. Accordingly, the officers continue to believe that the Company's disclosure controls and procedures were effective as of the periods ended December 31, 2005 and March 31, 2006.

     The material weakness still existed at the end of the period covered by the report, however, the Company is taking the following actions to remediate the material weakness:

     - Internal accounting policy documentation around complex film transactions is being clarified and redistributed to film accounting personnel;

     - Supervisory film accounting personnel will be included in technical accounting update sessions and sent for outside training and updates in U.S. GAAP matters; and

     - An analysis of the appropriate accounting for each complex film transaction entered into after June 30, 2006 is being prepared and will be reviewed by outside experts and by a designated internal Company individual of sufficient seniority and experience prior to the finalization of the journal entries to record the transaction.

                                      * * *

     Should you require clarification or have any further questions, please contact me at (905) 403-6404. The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.

Thank you,


/s/ G. Mary Ruby
----------------
G. Mary Ruby
Senior Vice President,Legal Affairs & Corporate Secretary

cc: Kevin Kuhar, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
    Jodie Hancock, Senior Accountant, Corporate Finance Branch, Ontario Securities Commission

                                    EXHIBIT A

     [Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

                                    EXHIBIT B

     [Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

                                    EXHIBIT C

     [Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

                                    EXHIBIT D

     [Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]